SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Web[illegible]singtel.com

5 February 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 2 OF 03.02.2004
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's regional mobile subscriber base surpasses 44 million

Attached is an announcement made by Singapore Telecommunications Limited on the above.

3Feb04Release.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 03/02/2004 to the SGX

SingTel

News Release

SingTel's regional mobile subscriber base surpasses 44 million

Year-on-year growth of 37 per cent

Singapore, 2 February 2004 – Singapore Telecommunications Limited (SingTel), Asia Pacific's largest multi-market mobile operator, today announced that its aggregate mobile subscriber base in the region exceeded 44 million as at 31 December 2003.

The combined mobile subscriber base of SingTel, SingTel Optus and SingTel's four regional associates grew 37 per cent from about 32 million subscribers a year ago. On a proportionate basis, SingTel's mobile subscriber base in the six markets increased 39 per cent to 18.2 million during the same period.

The consolidated subscriber base of SingTel's four Asian mobile associates – Advanced Info Service, Bharti Group, Globe Telecom and Telkomsel – rose 43 per cent to 37.2 million as at 31 December 2003. All four operators enjoyed strong double-digit growth and maintained their respective share of the market.

SingTel's wholly-owned subsidiary Optus posted an 18 per cent growth in subscribers, bringing its base to 5.36 million as at 31 December 2003. The growth was achieved despite a mobile penetration of 77 per cent in Australia and Optus took market share and added more higher-value customers.

Optus has an on-going mobile coverage enhancement programme with the aim of providing improved coverage throughout Australia. Since 1999, it has built an average of one new mobile base station every day, and today the Optus mobile network provides mobile coverage to 94 per cent of Australia's population.

In Singapore, SingTel Mobile grew both its prepaid and postpaid subscriber base over the quarter even with the introduction of Mobile Number Portability in August 2003. Postpaid churn has remained at a very low 1.1 per cent a month, the result of successful customer retention.

To encourage greater use of mobile data services, SingTel Mobile has introduced *IDEAS Direct,* which pre-configures new mobile phone models with all the settings required for subscribers to enjoy WAP and GPRS services as well as to send and receive MMS. With this, subscribers can explore the various mobile data services available without the hassle of self configuration and the inconvenience of navigating through the different menus.

More details of the market and financial performance of the six mobile operations will be available when SingTel announces its results for the quarter ended 31 December 2003 on 5 February 2004

SingTel

At a glance

	Aggregate subscriber base (millions)			SingTel's proportionate subscriber base (millions)		
	Dec 03	Sept 03	Dec 02	Dec 03	Sept 03	Dec 02
Optus	5.36	5.07	4.54	5.36	5.07	4.54
SingTel	1.53	1.52	1.56	1.53	1.52	1.56
SingTel's regional associates	37.19	34.20	26.02	11.32	9.47	7.03
Total	44.08	40.79	32.12	18.21	16.06	13.13

About SingTel and Optus

SingTel, Asia's leading communications company, is reaping benefits of an international expansion strategy which has been successfully developed over the last 15 years. Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. The Group is well diversified in terms of business mix and geography.

SingTel Optus is Australia's leading integrated communications company - serving around six million customers each day. Since commencing operations in 1992, Optus has invested more than A$7 billion in the construction of fixed, mobile and satellite networks. Optus' mobile business unit has captured around one third of the total Australian GSM mobile market and leads the market in mobile data take-up.

Management of SingTel's and Optus' mobile networks has been integrated under one unit with the objective of reducing capital expenditure in the short term and achieving lower operating cost in the long term. Mobile services common to both SingTel and Optus will have the same platform across both countries, resulting in better economies of scale and lower operations and maintenance costs. The combined unit will also jointly develop new mobile applications, including 3G.

More information can be found @ www.singtel.com and www.optus.com.au.

About SingTel's regional mobile associates

AIS is the largest mobile communications operator in Thailand and is listed on the Stock Exchange of Thailand. The company's subscriber base jumped to 12.7 million as at end September 2003 from 9.8 million a year ago. Despite the keen competitive environment following the entry of new cellular operators, AIS remained the market leader with about 60 per cent market share as of end September 2003. SingTel has a 21.5 per cent stake in AIS.

SingTel

The Bharti Group is India's leading private sector provider of integrated telecommunications services and is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange of Mumbai. Bharti, which offers mobile services in 15 out of 23 circles in India, is the largest mobile operator in India with over 25 per cent market share. As of 30 September 2003, Bharti had about 4.6 million mobile subscribers. SingTel has a 28.5 per cent stake in Bharti.

Globe Telecom is one of the largest mobile communications service providers in the Philippines in terms of revenue and is listed on the Philippine Stock Exchange. As of 30 September 2003, Globe had 8.1 million mobile subscribers, up from 6.0 million a year ago. Subsequent to 30 September 2003, SingTel increased its stake in Globe from 29.1 per cent to 40.1 per cent.

Telkomsel is the leading operator of mobile communications services in Indonesia with a market share of over 53 per cent as of September 2003. Its subscriber base of 8.8 million customers as of September 2003 was up 76 per cent from 5 million a year ago. SingTel has a 35.0 per cent stake in Telkomsel.

SEC File No: 82-3622

MASNET No. 22 OF 26.01.2004
Announcement No. 22

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	24/01/2004
2. Name of Director of Subsidiary:	Lee Kwok Cheong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	21/01/2004
2. Name of Registered Holder:	Lee Kwok Cheong
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	251,740
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(50,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.00
No. of shares held after the change: **As a percentage of issued share capital:**	201,740

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	251,740	
No. of shares held after the change: **As a percentage of issued share capital:**	201,740	

This transaction was reported to Singapore Telecommunications Limited on 26 January 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 26/01/2004 to the SGX

SEC File No: 82-3622

MASNET No. 44 OF 30.01.2004
Announcement No. 58

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	19/01/2004
2. Name of Director of Subsidiary:	Tham Ai Chyn

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	15/01/2004
2. Name of Registered Holder:	Tham Ai Chyn
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	30,750
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.94
No. of shares held after the change: **As a percentage of issued share capital:**	750

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	30,750	
As a percentage of issued share capital:		
No. of shares held after the change:	750	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 30 January 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/01/2004 to the SGX

MASNET No. 16 OF 26.01.2004
Announcement No. 16

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - SingTel Group's results for the third quarter and nine months ended 31 December 2003

Singapore Telecommunications Limited will be announcing its results for the third quarter and nine months ended 31 December 2003 on 5 February 2004, before the start of trading on the Singapore Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 26 January 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 26/01/2004 to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003 - NEWS RELEASE

Attached is the news release on the Singapore Telecommunications Limited Group's results for the quarter ended 31 December 2003.

Release5Feb04.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 05/02/2004 to the SGX

SingTel

News Release

The SingTel Group's results for the third quarter and nine months ended 31 December 2003

Quarterly net profit after tax almost tripled to S$854 million
Revenue for quarter up 16% crossing S$3 billion mark for the first time

Singapore & Sydney, 5 February 2004 – Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the third quarter and nine months ended 31 December 2003. Unless otherwise indicated, comparisons in this news release are against the quarter ended 31 December 2002.

Highlights

	Quarter		YOY	Nine months		YOY
	Dec 2003 (S$ m)	Dec 2002 (S$ m)	Change	Dec 2003 (S$ m)	Dec 2002 (S$ m)	Change
Operating revenue	3,021	2,606	15.9%	8,831	7,530	17.3%
Operational EBITDA	1,107	941	17.7%	3,181	2,791	14.0%
Share of associates' ordinary earnings	424	203	109.2%	1,059	523	102.7%
EBITDA	1,354	1,233	9.8%	4,188	3,801	10.2%
Net profit (pre-goodwill)	1,018	461	120.7%	3,014	1,572	91.7%
Net profit	854	296	188.4%	2,524	1,088	132.0%

Group

The SingTel Group delivered yet another set of robust results for the quarter ended 31 December 2003, with extremely strong growth in both revenues and profits. Net profit after tax rose 188 per cent to S$854 million. Excluding goodwill, net profit was S$1.02 billion, an increase of 121 per cent.

Revenue for the Group increased by 16 per cent to S$3.02 billion, crossing the S$3 billion mark for the first time. Operational EBITDA rose 18 per cent to S$1.11 billion, with Optus contributing 54 per cent of it.

The Group's operating margin expanded further to 37 per cent, with both the Singapore and Australian operations enjoying better margins. Free cash flow generation continued to be strong at S$652 million.

Group EBITDA, aided by strong performances by the regional mobile associates, grew 32 per cent (excluding the impact of the associates' exceptional items) to S$1.62 billion.

SingTel

Overseas operations contributed 68 per cent of the Group's proportionate EBITDA. In terms of revenue, 77 per cent was from outside Singapore.

For this quarter, the Group recorded a S$223 million foreign exchange gain on Australian Dollar denominated loans to Optus.

Group net profit, pre-goodwill, for the nine months ended 31 December 2003 rose 92 per cent to S$3.01 billion. Post-goodwill, it more than doubled to S$2.52 billion. Revenue for the nine months increased 17 per cent to S$8.83 billion despite the divestment of the postal and directories businesses.

Mr Lee Hsien Yang, SingTel President & CEO, said: "I am delighted with the excellent progress of the Group's performance. SingTel is well on track to meet its targets for the year with strong growth in both earnings and cash flows.

"The careful formulation and successful execution of our strategy over the years have enabled SingTel to transform itself into the blue chip growth stock it is today. We are confident of delivering double digit earnings growth for the medium term, and continuing to enhance value for our shareholders."

SingTel

In Singapore, SingTel improved its operating margin to 52 per cent for the quarter and generated free cash flow of S$355 million despite difficult market conditions.

Excluding revenues from the postal and directories businesses, SingTel's revenue fell 8.4 per cent to S$973 million. This was due to weaker than expected revenues from IT and engineering services and the continued weakness in international telephone revenue. Revenue from data and mobile services however remained stable on a sequential basis.

Data and Internet revenue for this quarter was S$279 million, comparable to the preceding three quarters, although a 3.1 per cent decline year-on-year. Demand for broadband services remained robust, with the number of ADSL lines growing 88 per cent to 242,000. Broadband revenue more than doubled to S$61 million for the quarter.

There were improvements in **mobile communications.** Monthly postpaid churn fell to a record low of 1.1 per cent despite the introduction of free mobile number retention in August 2003. Acquisition cost per subscriber fell sharply to S$141 in the quarter from S$194 a year ago.

Mobile revenue was S$207 million for the quarter, an increase of 1.0 per cent year-on-year. Both prepaid and postpaid ARPUs were stable with data services contributing 17 per cent of mobile revenue, up from 13 per cent a year ago. The number of mobile subscribers grew slightly during the quarter to 1.53 million.

SingTel

In the **international telephone** market, SingTel retained a significant share of 77 per cent. The number of outgoing international minutes rose 2.6 per cent to 233 million for the quarter. However, lower average collection rates and a drop in inpayments resulted in revenue from this segment decreasing 12 per cent to S$180 million. This was however smaller than the 16 per cent decline recorded in the preceding quarter.

Revenue from **IT and engineering** services contracted 28 per cent during the quarter to S$113 million. This was due to a variety of factors – weakened IT demand in Singapore, a slower than expected post-Sars recovery in China and an unusually strong third quarter last year.

SingTel continued to manage its costs very carefully. Excluding SingPost and Yellow Pages, operating expenses fell a hefty 12 per cent, greater than the decline in revenue, to S$470 million.

Gross staff cost fell 3.5 per cent due mainly to the reduction in the employers' CPF rate from 16 to 13 per cent and lower headcount. As at 31 December 2003, SingTel and its subsidiaries (excluding Optus) had 10,324 employees, a decrease of 3.2 per cent compared to last year.

Traffic expenses (excluding SingPost) fell 3.5 per cent year-on-year. Excluding a one-time credit in the last corresponding quarter, traffic expenses would have declined by 15 per cent reflecting lower settlement rates.

Selling and administrative expenses dropped 17 per cent (excluding payments to SingPost and Yellow Pages) as a result of lower mobile acquisition and retention costs and lower licence fees.

SingTel's cash flow during the quarter was boosted by dividends received from SingPost and PT Bukaka of S$90 million and S$22 million respectively.

With the completion of the C2C cable network, SingTel's cash capex during the quarter fell sharply to S$78 million, and this brought the cash capex-to-operating revenue ratio down to 8 per cent from 11 per cent a year ago. SingTel expects its capex to revenue ratio for the full financial year to be lower than the previous guidance given of low to mid teens.

SingTel Optus

In Australia, Optus' net profit after tax for the third quarter was A$126 million compared to A$22 million last year. Net profit for the first nine months of the year was A$316 million.

Revenue for the quarter was up 14 per cent to A$1.66 billion (S$2.05 billion). In Singapore Dollar terms, the growth was stronger at 43 per cent. Operational EBITDA grew 36 per cent to A$488 million and margins expanded to 29 per cent, up five percentage points.

"Optus is tracking well in terms of its full year guidance," Optus Chief Executive, Mr Chris Anderson said. "There were revenue growth, margin expansion and increases in market share for all divisions."

SingTel

"Driven by stronger operating performance, free cash flow continued to improve. Free cash flow for the quarter was A$210 million, up 47 per cent compared to A$143 million for the same period last year," he said.

For the year to date, free cash flow was A$697 million, an improvement of 115 per cent on the corresponding period last year.

Cash capital expenditure for the quarter was A$280 million, an increase of 13 per cent on the same quarter last year. This quarter included a significant payment for Southern Cross cable capacity of A$107 million.

On a year to date basis, capex reached A$634 million or 13 per cent of revenues excluding the C1 contract, which compares favourably to the ratio of 16 per cent last year.

Optus Mobile continues to deliver profitable growth with total revenues for the quarter up 18 per cent to A$915 million and mobile service revenues (excluding equipment) up 17 per cent.

Mobile data revenues grew by more than 40 per cent with the number of SMS messages per subscriber increasing by 27 per cent compared to the same quarter last year. Data now represents 14 per cent of service revenues.

Mobile customer numbers increased 18 per cent to 5.37 million while postpaid ARPU was up 7.6 per cent for the quarter.

Mobile's operational EBITDA margin reached 37 per cent for the quarter. This reflects a continuing focus on high value customers, as well as a 7.9 per cent reduction in unit subscriber acquisition and retention costs compared to the same quarter last year.

Overall revenue for **Optus Business and Wholesale** rose 5.7 per cent to A$372 million this quarter as both divisions announced important customer wins. The combined EBITDA margin improved five percentage points to 26 per cent driving EBITDA growth of over 30 per cent compared to the same quarter last year.

Optus Business continues to make gains in the competitive corporate market with revenue growth of 4.8 per cent compared to the same quarter last year. This result was driven by healthy growth in corporate voice revenues.

The Optus satellite business is performing strongly and third quarter revenues increased by 14 per cent. Optus is the leading provider of satellite television broadcasting in Australia and New Zealand with more than one million dishes pointing at Optus satellites.

Optus Wholesale reported another strong 7.9 per cent increase in revenue compared to the same quarter last year.

Optus Consumer and Multimedia reported another quarter of cash flow growth – its fourth consecutive quarter of positive cash flow. Revenue growth remained strong, up 14 per cent for the quarter while its EBITDA margin expanded to 14 per cent, a 10 percentage point improvement on the same quarter last year.

HFC[1] revenues grew by 8.5 per cent, reflecting ARPU increases and a higher bundling rate – with local telephony bundling at 63 per cent compared to 59 per cent last year.

[1] Hybrid Fibre Coaxial cable

Internet customer numbers increased by 18 per cent on the same quarter last year to 647,000, with broadband Internet customer numbers up 55 per cent to 132,000.

Optus' off-net telephony business continues to grow with revenue increasing by 17 per cent to A$184 million and bundling rates growing by five percentage points to 38 per cent.

The division generated free cash flow of A$32 million in the quarter taking free cash flow for the nine months to A$71 million – an improvement of A$205 million over the same period last year. The EBITDA improvement and a decline in the capex to revenue ratio contributed to this strong position.

Associated companies

The Group's share of pre-tax profits from the ordinary operations of its associates increased 2.1 times to S$424 million.

Share of ordinary earnings from the regional mobile business – **AIS**, **Bharti**, **Globe** and **Telkomsel** – rose 68 per cent to S$238 million as the number of mobile subscribers jumped 43 per cent to 37.2 million. Including Optus and SingTel, the Group's regional mobile base as at 31 December 2003 was 44.1 million, a year on year gain of 37 per cent.

Telkomsel increased its contribution to the Group's pre-tax profit by 52 per cent to S$128 million. Profit growth was spurred on by a strong operating performance as its mobile subscriber base went up by over 60 per cent to 9.6 million.

SingTel's share of ordinary earnings from AIS rose 31 per cent to S$65 million, the result of strong subscriber growth and effective cost management. Contributions (pre-exceptionals) from Bharti and Globe amounted to S$25 million and S$21 million respectively.

There were also positive earnings contributions from **Belgacom**, **SingPost** and **PT Bukaka** including an additional quarter of results from Belgacom following an alignment of its financial period with the Group's for consolidation purposes.

Exceptional items from the associates were mainly related to the transfer of Belgacom's pension fund to the Belgian State, as part of Belgacom's preparations for its initial public offering.

For the nine months to 31 December 2003, SingTel received from its associates ordinary dividends amounting to S$328 million, a 152 per cent increase compared to the same period last year. There was also a special dividend of S$200 million from SingPost.

Financial position

The Group's free cash flow[2] for the quarter, at S$652 million, was higher by 25 per cent compared to a year ago. This reflected improved cash flow at Optus.

---

[2] Cash flow from operating activities less cash capex

SingTel

Net debt was higher at S$8.49 billion due to the additional investment in Globe, settlement of the bond buyback executed at the end of September 2003 and foreign exchange rate movements.

Net debt gearing was 32 per cent. Net debt was 1.5 times EBITDA while EBITDA was 14 times of net interest expense. These credit ratios are in line with commitments made to bond investors.

The Group announced at the last results that it has increased its dividend payout ratio to between 40 and 50 per cent of net profit after tax, excluding goodwill and exceptional items. It also said that it will consider special dividends, or alternative capital management strategies, if exceptional items result in significant cash inflows.

Please refer to the Management Discussion and Analysis document for a full commentary on the Group's results.

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003 - SGX APPENDIX 7.2 ANNOUNCEMENT

Attached is the Singapore Exchange Securities Trading Limited "Appendix 7.2" announcement for the third quarter and nine months ended 31 December 2003 for Singapore Telecommunications Limited and its subsidiary companies.

SGX.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/02/2004 to the SGX

SingTel

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT UNAUDITED FINANCIAL CONDITION AND RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

Contents **Page**

CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

	Notes	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Operating revenue		3,021.3	2,606.2	8,830.8	7,529.7
Operating expenses		(1,916.7)	(1,687.2)	(5,690.1)	(4,783.0)
Other income	1	2.7	21.9	40.4	44.5
Operational EBITDA [(1)]		**1,107.3**	**940.9**	**3,181.1**	**2,791.2**
Compensation from IDA		84.3	84.3	252.8	252.8
Amortisation of goodwill arising on acquisition of subsidiary companies		(141.5)	(143.5)	(424.3)	(428.7)
Depreciation and other amortisation	2	(469.2)	(446.2)	(1,360.0)	(1,289.7)
		580.9	**435.5**	**1,649.6**	**1,325.6**
Exceptional items	3	186.2	(25.8)	867.3	(101.0)
Profit on operating activities		**767.1**	**409.7**	**2,516.9**	**1,224.6**
Associated and joint venture companies					
- share of ordinary results		424.4	202.9	1,059.1	522.6
- share of exceptional results	4	(261.9)	4.9	(304.6)	234.4
- amortisation of goodwill		(23.0)	(21.8)	(65.6)	(55.4)
		139.5	186.0	688.9	701.6
Profit before interest and tax		**906.6**	**595.7**	**3,205.8**	**1,926.2**
Interest and investment income	5	247.0	21.0	300.1	14.3
Interest on borrowings	6	(118.0)	(133.0)	(356.5)	(408.2)
Profit before tax		**1,035.6**	**483.7**	**3,149.4**	**1,532.3**
Taxation	7	(200.8)	(206.9)	(663.2)	(478.6)
Profit after tax		**834.8**	**276.8**	**2,486.2**	**1,053.7**
Minority interest		18.8	19.2	37.6	34.2
Profit attributable to shareholders		**853.6**	**296.0**	**2,523.8**	**1,087.9**
Basic earnings per share (cents)	9	4.79	1.66	14.16	6.10
Basic earnings per share (cents) (before goodwill and exceptional items)	9	4.70	2.73	12.07	8.70
Diluted earnings per share (cents)	9	4.78	1.66	14.15	6.10
EBITDA [(1)] (S$ mil)	10	1,354.1	1,233.0	4,188.4	3,801.0

Note:
(1) EBITDA refers to earnings before interest, tax, depreciation and amortisation.

BALANCE SHEETS
AS AT 31 DECEMBER 2003

	Note	Group 31 Dec 2003 S$ mil (Unaudited)	Group 31 Mar 2003 S$ mil (Audited)	Company 31 Dec 2003 S$ mil (Unaudited)	Company 31 Mar 2003 S$ mil (Audited)
Current assets					
Cash and cash equivalents		2,011.1	949.4	885.8	489.4
Short term investments		480.6	107.9	5.0	20.0
Trade and other debtors		2,351.1	2,126.6	1,369.0	1,368.1
Inventories		237.0	383.4	7.3	10.5
		5,079.8	**3,567.3**	**2,267.1**	**1,888.0**
Non-current assets					
Property, plant and equipment (net)		12,527.9	12,725.2	2,866.9	2,994.0
Goodwill on consolidation		9,877.5	10,294.9	-	-
Intangibles		588.3	521.4	4.4	4.6
Subsidiary companies		-	-	19,962.7	19,972.3
Associated companies		5,361.3	4,845.8	35.4	3.1
Joint venture companies		320.6	358.9	167.1	170.8
Long term investments		155.3	226.5	70.1	131.4
Deferred tax assets		1,000.7	953.4	-	-
Other non-current assets		121.3	177.1	27.1	25.3
		29,952.9	**30,103.2**	**23,133.7**	**23,301.5**
Total assets		**35,032.7**	**33,670.5**	**25,400.8**	**25,189.5**
Current liabilities					
Trade and other creditors		3,108.7	3,454.6	1,101.8	1,152.9
Provisions		18.9	18.5	-	-
Due to subsidiary companies		-	-	286.6	465.9
Borrowings (unsecured)	11	102.5	427.9	-	-
Borrowings (secured)	11	1,077.6	340.3	-	-
Deferred income		50.9	-	-	-
Current income tax		336.4	477.9	210.8	264.3
		4,695.0	**4,719.2**	**1,599.2**	**1,883.1**
Non-current liabilities					
Due to subsidiary companies		-	-	-	101.7
Borrowings (unsecured)	11	8,964.2	8,946.1	6,378.9	6,438.0
Borrowings (secured)	11	126.5	958.1	-	-
Deferred income tax		583.1	603.0	461.9	462.6
Deferred income		1,164.8	1,426.4	1,106.7	1,360.3
Advance billings		1,174.6	1,195.2	-	-
Other non-current liabilities		311.1	203.6	19.1	20.9
		12,324.3	**13,332.4**	**7,966.6**	**8,383.5**
Total liabilities		**17,019.3**	**18,051.6**	**9,565.8**	**10,266.6**
Net assets		**18,013.4**	**15,618.9**	**15,835.0**	**14,922.9**
Share capital and reserves					
Share capital		2,674.5	2,673.9	2,674.5	2,673.9
Reserves		15,226.3	12,796.1	13,160.5	12,249.0
Interest of shareholders of the Company		**17,900.8**	**15,470.0**	**15,835.0**	**14,922.9**
Minority interests		112.6	148.9	-	-
		18,013.4	**15,618.9**	**15,835.0**	**14,922.9**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

Group - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 Oct 2003	2,674.1	4,850.6	9.2	692.1	10,652.3	(2,008.7)	16,869.6
Currency translation differences	-	-	-	146.7	-	-	146.7
Goodwill released upon disposal of associated companies	-	-	-	-	-	26.5	26.5
Net gains not recognised in the income statement	-	-	-	146.7	-	26.5	173.2
Net profit for the period	-	-	-	-	853.6	-	853.6
Total recognised gains for the period	-	-	-	146.7	853.6	26.5	1,026.8
Issue of new shares	0.4	4.0	-	-	-	-	4.4
Balance as at 31 Dec 2003	2,674.5	4,854.6	9.2	838.8	11,505.9	(1,982.2)	17,900.8

Group - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 Oct 2002	2,673.9	4,848.8	9.2	(40.8)	9,138.3	(2,083.8)	14,545.6
Currency translation differences	-	-	-	1.2	-	-	1.2
Goodwill released on disposal of associated company	-	-	-	-	-	3.4	3.4
Net gains not recognised in the income statement	-	-	-	1.2	-	3.4	4.6
Net profit for the period	-	-	-	-	296.0	-	296.0
Total recognised gains for the period	-	-	-	1.2	296.0	3.4	300.6
Balance as at 31 Dec 2002	2,673.9	4,848.8	9.2	(39.6)	9,434.3	(2,080.4)	14,846.2

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)
FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

Group - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 Apr 2003	2,673.9	4,848.8	9.2	210.3	9,746.9	(2,019.1)	15,470.0
Currency translation differences	-	-	-	628.5	-	-	628.5
Goodwill released upon disposal of associated companies	-	-	-	-	-	26.5	26.5
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets	-	-	-	-	-	10.4	10.4
Net gains not recognised in the income statement	-	-	-	628.5	-	36.9	665.4
Net profit for the period	-	-	-	-	2,523.8	-	2,523.8
Total recognised gains for the period	-	-	-	628.5	2,523.8	36.9	3,189.2
Final dividends for 2002/2003	-	-	-	-	(764.8)	-	(764.8)
Issue of new shares	0.6	5.8	-	-	-	-	6.4
Balance as at 31 Dec 2003	2,674.5	4,854.6	9.2	838.8	11,505.9	(1,982.2)	17,900.8

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)
FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

Group - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Other reserves S$ mil	Total S$ mil
Balance as at 1 Apr 2002	2,673.9	4,848.8	9.2	22.9	9,111.1	(2,086.9)	14,579.0
Currency translation differences	-	-	-	(62.5)	-	-	(62.5)
Goodwill released on disposal of associated company	-	-	-	-	-	6.5	6.5
Net (losses)/gains not recognised in the income statement	-	-	-	(62.5)	-	6.5	(56.0)
Net profit for the period					1,087.9		1,087.9
Total recognised (losses)/gains for the period	-	-	-	(62.5)	1,087.9	6.5	1,031.9
Final dividends for 2001/2002	-	-	-	-	(764.7)	-	(764.7)
Balance as at 31 Dec 2002	2,673.9	4,848.8	9.2	(39.6)	9,434.3	(2,080.4)	14,846.2

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

Company - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 Oct 2003	2,674.1	4,850.6	9.2	27.4	7,916.2	15,477.5
Currency translation differences	-	-	-	32.5	-	32.5
Net gains not recognised in the income statement	-	-	-	32.5	-	32.5
Net profit for the period	-	-	-	-	320.6	320.6
Total recognised gains for the period	-	-	-	32.5	320.6	353.1
Issue of new shares	0.4	4.0	-	-	-	4.4
Balance as at 31 Dec 2003	2,674.5	4,854.6	9.2	59.9	8,236.8	15,835.0

Company - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 Oct 2002	2,673.9	4,848.8	9.2	(54.9)	6,770.1	14,247.1
Currency translation differences	-	-	-	23.8	-	23.8
Net gains not recognised in the income statement	-	-	-	23.8	-	23.8
Net profit for the period	-	-	-	-	523.0	523.0
Total recognised gains for the period	-	-	-	23.8	523.0	546.8
Balance as at 31 Dec 2002	2,673.9	4,848.8	9.2	(31.1)	7,293.1	14,793.9

STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)
FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

Company - 2003	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 Apr 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	-	-	-	62.6	-	62.6
Net gains not recognised in the income statement	-	-	-	62.6	-	62.6
Net profit for the period	-	-	-	-	1,607.9	1,607.9
Total recognised gains for the period	-	-	-	62.6	1,607.9	1,670.5
Final dividends for 2002/2003	-	-	-	-	(764.8)	(764.8)
Issue of new shares	0.6	5.8	-	-	-	6.4
Balance as at 31 Dec 2003	2,674.5	4,854.6	9.2	59.9	8,236.8	15,835.0

Company - 2002	Share capital S$ mil	Share premium S$ mil	Capital redemption reserve S$ mil	Currency translation reserve S$ mil	Retained earnings S$ mil	Total S$ mil
Balance as at 1 Apr 2002	2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences	-	-	-	70.4	-	70.4
Net gains not recognised in the income statement	-	-	-	70.4	-	70.4
Net profit for the period	-	-	-	-	1,126.0	1,126.0
Total recognised gains for the period	-	-	-	70.4	1,126.0	1,196.4
Final dividends for 2001/2002	-	-	-	-	(764.7)	(764.7)
Balance as at 31 Dec 2002	2,673.9	4,848.8	9.2	(31.1)	7,293.1	14,793.9

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

	Quarter		Nine months	
	31 Dec 2003 S$ mil	31 Dec 2002 S$ mil	31 Dec 2003 S$ mil	31 Dec 2002 S$ mil
Cash Flows from Operating Activities				
Profit before tax	1,035.6	483.7	3,149.4	1,532.3
Adjustments for:				
Amortisation of goodwill	164.5	165.3	489.9	484.1
Amortisation - others	5.7	9.5	26.7	23.6
Depreciation of property, plant and equipment	463.5	436.7	1,333.3	1,266.1
Exceptional items	(186.2)	25.8	(867.3)	101.0
IDA compensation	(84.3)	(84.3)	(252.8)	(252.8)
Interest and investment income	(247.0)	(21.0)	(300.1)	(14.3)
Interest on borrowings	118.0	133.0	356.5	408.2
Net loss/(gain) on disposal of property, plant and equipment	3.5	(0.6)	4.7	8.2
Property, plant and equipment written off	-	-	0.1	-
Share of results of associated and joint venture companies	(162.5)	(207.8)	(754.5)	(757.0)
Other non-cash items	1.5	(0.1)	3.5	(1.6)
	76.7	456.5	40.0	1,265.5
Operating cash flow before working capital changes	1,112.3	940.2	3,189.4	2,797.8
Changes in operating assets and liabilities				
Trade and other debtors	(39.4)	(21.5)	(2.0)	193.7
Trade and other creditors	(2.9)	(3.4)	(214.3)	(201.0)
Inventories	(13.9)	(15.1)	(51.4)	(46.4)
Provisions	1.1	0.5	0.4	1.0
Currency translation adjustments of subsidiary companies	46.1	7.3	47.2	(0.4)
Cash generated from operations	1,103.3	908.0	2,969.3	2,744.7
Dividends received from associated and joint venture companies	22.6	170.3	327.5	269.9
Dividends received from Singapore Post Limited [1]	90.0	-	200.0	-
Income tax paid	(144.3)	(179.7)	(362.0)	(423.9)
Net cash inflow from operating activities	1,071.6	898.6	3,134.8	2,590.7

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED) (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

	Quarter		Nine months	
	31 Dec 2003 S$ mil	31 Dec 2002 S$ mil	31 Dec 2003 S$ mil	31 Dec 2002 S$ mil
Cash Flows from Investing Activities				
Dividends received from other investments	1.5	3.7	11.9	7.9
Interest received	6.7	4.4	26.4	20.5
Proceeds from sale of Yellow Pages directory assets and businesses [2]	-	-	222.7	-
Payment for purchase of subsidiary company net of cash acquired [3]	-	(14.1)	(6.1)	(14.1)
Proceeds from divestment of subsidiary company, net of cash disposed [4]	-	-	348.8	-
Adjustment to proceeds from disposal of subsidiary company - Dingo Blue settlement	-	-	(26.6)	-
Investment in associated and joint venture companies	(347.5)	-	(348.1)	(768.2)
Proceeds from liquidation/sale of associated and joint venture companies	88.6	-	90.0	-
Long term loans to associated and joint venture companies	(0.4)	(1.8)	(2.5)	(74.6)
Loans repaid by associated and joint venture companies	-	31.3	-	40.7
Investment in long term investments	(0.4)	(5.5)	(1.3)	(6.0)
Proceeds from sale of long term investments	149.2	192.8	205.8	242.2
Recovery of investment in non-current investment previously written off	-	-	-	9.8
Net (purchase)/sale of short term investments	(86.9)	12.1	(366.2)	207.6
Payment for purchase of property, plant and equipment	(419.2)	(378.3)	(976.3)	(1,319.1)
Proceeds from sale of property, plant and equipment	1.9	23.6	38.3	29.0
Payment for purchase of licences	(1.5)	(2.1)	(4.0)	(3.2)
Net cash outflow from investing activities	(608.0)	(133.9)	(787.2)	(1,627.5)
Cash Flows from Financing Activities				
Proceeds from term loans	649.5	1,080.7	2,590.9	2,771.3
Repayment of term loans	(156.0)	(1,963.3)	(2,439.4)	(3,464.7)
Proceeds from bond issue	-	-	300.0	-
Bonds repurchased	-	-	(485.0)	-
Premium paid on bonds repurchased	-	-	(16.5)	-
Settlement of bonds repurchased	(502.4)	-	-	-
Finance lease payments	-	(12.9)	(113.6)	(52.2)
Net interest paid on borrowings and swaps	(112.6)	(157.3)	(357.1)	(438.9)
Repayment of loan from minority shareholder	(0.3)	(8.9)	(6.6)	(8.9)
Dividends paid to minority shareholders	(0.2)	(5.4)	(0.2)	(5.4)
Proceeds from issue of shares	4.4	-	6.4	-
Dividends paid to shareholders	-	-	(764.8)	(764.7)
Net cash outflow from financing activities	(117.6)	(1,067.1)	(1,285.9)	(1,963.5)
Net increase/(decrease) in cash and cash equivalents	346.0	(302.4)	1,061.7	(1,000.3)
Cash and cash equivalents at beginning of period	1,665.1	1,031.0	949.4	1,728.9
Cash and cash equivalents at end of period	2,011.1	728.6	2,011.1	728.6

Notes to the consolidated cash flow statements

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	As at	
	31 Dec 2003 S$ mil	31 Dec 2002 S$ mil
Fixed deposits	1,776.8	452.2
Cash and bank balances	234.3	276.4
	2,011.1	728.6

Included in the cash and cash equivalents of the Group as at 31 December 2003 is S$14.5 million (US$8.5 million) pertaining to C2C Pte Ltd and its subsidiary companies ("C2C Group") which is subject to a fixed charge.

Note (1): Dividends from Singapore Post Limited

This represents the S$200 million special dividend that was declared prior to 31 March 2003, when Singapore Post Limited ("SingPost") was a wholly owned subsidiary of SingTel.

Note (2): Proceeds from sale of Yellow Pages directory assets and businesses

During the nine months ended 31 December 2003, SingTel Interactive Pte Ltd (formerly known as Singapore Yellow Pages Pte Ltd), a wholly owned subsidiary of SingTel, sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

Fair values of identifiable net assets of the directory assets and businesses sold were:

	S$ mil
Non-current assets	
Property, plant and equipment	33.6
Other non-current assets	2.8
Current assets	37.2
Current liabilities	(11.0)
	62.6
Gain on sale	160.1
Total cash inflow on sale	222.7

Notes to the consolidated cash flow statements (continued)

Note (3): Payment for purchase of subsidiary company

In the corresponding quarter and nine months ended 31 December 2002, a wholly owned subsidiary company, NCS Pte. Ltd. (formerly known as National Computer Systems Private Limited), acquired 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies.

Fair values of identifiable net assets of subsidiary companies acquired were:

	S$ mil
Non-current assets	
Property, plant and equipment	1.9
Other non-current assets	0.5
Cash, net of bank overdraft	11.3
Current assets (excluding cash)	35.8
Current liabilities (excluding bank overdraft)	(28.4)
Non-current liabilities	(0.2)
	20.9
Minority interest	(10.2)
	10.7
Goodwill	14.7
Total consideration	25.4
Less: cash and cash equivalents in subsidiary companies acquired	(11.3)
Outflow of cash	14.1

In the nine months ended 31 December 2003, NCS Pte. Ltd. paid an additional S$6.1 million as purchase consideration adjustment for the acquisition of 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies, in accordance with the terms and conditions in the sale and purchase agreement.

Notes to the consolidated cash flow statements (continued)

Note (4): Divestment of subsidiary company

Fair values of identifiable net assets of SingPost divested (as of 1 April 2003 adjusted for bond issue of S$300 million raised on 11 April 2003) were:

	S$ mil
Non-current assets	
Property, plant and equipment	580.7
Other non-current assets	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	545.2
Gross proceeds	761.1
Less: cash and cash equivalents in subsidiary company divested	(412.3)
Net cash inflow on divestment	348.8

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

1 Other income

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Rental income	2.8	6.0	9.3	20.8
Bad trade debts recovered	0.5	2.3	5.7	3.4
Net exchange (loss)/gain - trade related	(1.3)	(2.0)	5.4	(10.6)
Net (loss)/gain on disposal of property, plant and equipment	(3.5)	0.6	(4.7)	(8.2)
Property, plant and equipment written off	-	-	(0.1)	-
Others	4.2	15.0	24.8	39.1
	2.7	21.9	40.4	44.5

2 Depreciation and other amortisation

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Depreciation of property, plant and equipment	463.5	436.7	1,333.3	1,266.1
Amortisation of intangibles	6.6	13.5	29.1	35.3
Amortisation of sale and leaseback income	(6.0)	(5.3)	(17.6)	(15.4)
Other amortisation	5.1	1.3	15.2	3.7
	469.2	446.2	1,360.0	1,289.7

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

3 Exceptional items

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Exceptional gains				
Gain on divestment of subsidiary company	-	-	545.2	-
Gain on sale of non-current investments	186.2	6.1	189.5	13.0
Gain on sale of Yellow Pages directory assets and businesses	-	-	160.1	-
Recovery of investment in non-current investments previously written off	-	-	1.4	11.0
Writeback of provision for diminution in value of non-current investments	-	48.3	-	-
Gain on disposal of business units	-	-	-	2.8
	186.2	54.4	896.2	26.8
Exceptional losses				
Settlement of Dingo Blue legal suit	-	-	(26.6)	-
Provision for diminution in value of non-current investments	-	(10.4)	(2.3)	(11.9)
Write off of non-current investments	-	(45.0)	-	(45.0)
Loss on sale of non-current investments	-	(21.7)	-	(23.9)
Provision for international settlement differences	-	-	-	(43.9)
Loss on deemed disposal of non-current investment	-	(3.1)	-	(3.1)
	-	(80.2)	(28.9)	(127.8)
	186.2	(25.8)	867.3	(101.0)

Non-current investments referred to above comprise investments in associated and joint venture companies and long term investments.

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

4 Exceptional items - associated and joint venture companies

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Share of exceptional results (pre-tax) comprise:				
Exceptional gains				
Refund of notional interest on licence fee	-	-	8.2	-
Gain on disposal of subsidiary company and associated company	-	-	-	250.0
Volume rebates and writeback of provisions made in prior years	-	4.9	-	19.8
Others	0.8	-	1.6	-
	0.8	4.9	9.8	269.8
Exceptional losses				
Additional pension charge on transfer of pension liability to Government	(248.8)	-	(248.8)	-
Impairment charge of property, plant and equipment	(5.8)	-	(28.1)	(24.0)
Effects of Punjab licence expensed	-	-	(23.0)	-
Provision for non-current investment	-	-	(13.0)	-
Network migration costs	-	-	-	(3.6)
Others	(8.1)	-	(1.5)	(7.8)
	(262.7)	-	(314.4)	(35.4)
	(261.9)	4.9	(304.6)	234.4

5 Interest and investment income

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Interest income from				
- associated and joint venture companies	0.7	0.9	14.4	2.8
- fixed deposits, current accounts and bonds	7.9	3.2	14.1	13.4
- others	1.3	1.1	2.3	4.2
	9.9	5.2	30.8	20.4
Amortisation of discount on bonds	0.1	0.1	-	0.2
Gross dividends from				
- quoted equity investments	1.4	1.6	10.6	5.4
- unquoted equity investments	-	-	0.1	0.1
- other quoted investments	-	-	-	0.4
Net loss on sale of short term investments	(4.4)	(4.6)	(15.8)	(3.6)
Writeback of provision/(provision) for diminution in value of short term investments	2.9	9.0	22.8	(41.6)
Related net exchange gain	237.2	8.2	251.5	31.4
Others	(0.1)	1.5	0.1	1.6
	247.0	21.0	300.1	14.3

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

6 Interest on borrowings

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Interest expense incurred on				
- bonds	136.8	130.8	402.9	395.0
- bank loans	11.4	22.7	32.3	76.9
- finance lease	3.5	4.8	11.3	14.1
- loan from a minority shareholder	1.3	1.3	4.0	3.7
- interest rate hedging contracts	(34.8)	(30.9)	(96.8)	(85.5)
- others	2.8	9.1	11.1	21.0
Premium on bond buy back	-	-	16.5	-
Amortisation of bonds and related costs	1.8	3.1	5.3	5.0
	122.8	140.9	386.6	430.2
Less: amounts capitalised in the balance sheet	(4.8)	(7.9)	(19.8)	(22.0)
Less: waiver of interest	-	-	(10.3)	-
	118.0	133.0	356.5	408.2

7 Taxation

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Tax expense attributable to current period's profits				
Current and deferred	151.2	78.5	437.8	371.2
Adjustments in respect of prior year				
Current and deferred				
- change in tax rate [1]	-	-	-	(122.9)
- others	-	33.0	(2.0)	6.0
Share of taxes of associated and joint venture companies				
- ordinary activities	141.4	72.5	324.7	203.3
- exceptional items	(91.8)	22.9	(97.3)	21.0
Tax expense for the period	200.8	206.9	663.2	478.6

Note (1)
The Group's tax expense for the nine months ended 31 December 2002 includes an adjustment of S$122.9 million arising from the reduction in the Singapore corporate tax rate from 24.5% to 22.0% which was announced by the Singapore Government on 3 May 2002.

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

8 Other income statement items

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Provision for doubtful debts				
- trade debtors	38.3	54.4	111.4	113.9
- non-trade debtors	-	0.2	-	0.2
Provision for inventory obsolescence	1.2	3.1	1.4	10.3
Inventory written off	0.7	0.1	1.0	0.1
Bad trade debts written off	0.1	0.1	0.3	0.2

9 Earnings per share

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
Group's net profit	853.6	296.0	2,523.8	1,087.9
Adjustments for				
Amortisation of goodwill on acquisition of				
- subsidiary companies	141.5	143.5	424.3	428.7
- associated and joint venture companies	23.0	21.8	65.6	55.4
Exceptional items	(186.2)	25.8	(867.3)	101.0
Minority interest on exceptional items	5.2	-	5.2	-
Exceptional tax credit due to change in tax rate	-	-	-	(122.9)
Group's net profit (pre-goodwill and exceptional items)	837.1	487.1	2,151.6	1,550.1

Group	Quarter 31 Dec 2003 '000	Quarter 31 Dec 2002 '000	Nine months 31 Dec 2003 '000	Nine months 31 Dec 2002 '000
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	17,828,444	17,825,827	17,826,933	17,825,827
Adjustment for assumed conversion of shares options	21,525	-	7,822	515
Weighted average number of ordinary shares for calculation of diluted earnings per share	17,849,969	17,825,827	17,834,755	17,826,342

No adjustment is made to earnings for the purpose of calculation of fully diluted EPS.

**ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003**

10 Earnings before interest, tax, depreciation and amortisation ("EBITDA")

Group	Quarter 31 Dec 2003 S$ mil	Quarter 31 Dec 2002 S$ mil	Nine months 31 Dec 2003 S$ mil	Nine months 31 Dec 2002 S$ mil
EBITDA is defined as:				
Profit before tax	1,035.6	483.7	3,149.4	1,532.3
Adjustments for				
Amortisation of goodwil on acquisition of				
- subsidiary companies	141.5	143.5	424.3	428.7
- associated and joint venture companies	23.0	21.8	65.6	55.4
Depreciation and other amortisation	469.2	446.2	1,360.0	1,289.7
Exceptional items	(186.2)	25.8	(867.3)	101.0
Interest and investment income	(247.0)	(21.0)	(300.1)	(14.3)
Interest on borrowings	118.0	133.0	356.5	408.2
EBITDA	1,354.1	1,233.0	4,188.4	3,801.0

11 Group's borrowings and debt securities

Group	As at 31 Dec 2003 S$ mil	As at 31 Mar 2003 S$ mil
Unsecured borrowings		
Repayable within one year	102.5	427.9
Repayable after one year	8,964.2	8,946.1
	9,066.7	9,374.0
Secured borrowings		
Repayable within one year, or on demand	1,077.6	340.3
Repayable after one year	126.5	958.1
	1,204.1	1,298.4
	10,270.8	10,672.4

Group	As at 31 Dec 2003 S$ mil	As at 31 Mar 2003 S$ mil
Secured borrowings comprise:		
Finance lease liabilities	184.9	253.7
Bank loans	1,019.2	1,044.7
	1,204.1	1,298.4

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 31 December 2003 is S$250.6 million (31 March 2003: S$163.5 million).

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

11 Group's borrowings and debt securities (continued)

The bank loans are secured on the following:

(i) all shares in C2C Pte Ltd;

(ii) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to S$2.16 billion or US$1.27 billion as at 31 December 2003 (31 March 2003: S$2.46 billion or US$1.39 billion).

All sales and purchases and other agreements entered into by the C2C Group are also assigned or charged to the syndicate of bankers.

Please refer to Appendix 3 of the Management Discussion & Analysis of the Group for the third quarter and nine months ended 31 December 2003 for more information in respect of C2C Group.

12 Share capital, share options and performance shares

Issue of new shares
In the current quarter ended 31 December 2003, the Company issued 2,789,900 ordinary shares of S$0.15 each upon the exercise of 2,789,900 share options at the exercise price of between S$1.36 and S$1.69 per share.

Outstanding share options
The number of share options under the Singapore Telecom Executives' Share Option Scheme and Singapore Telecom Share Option Scheme 1999 as at 31 December 2003 was nil (31 December 2002: 3,188,331) and 228,497,100 (31 December 2002: 253,028,850) respectively.

The number of share options under the Optus Executive Option Plan as at 31 December 2003 was 4,264,850 (31 December 2002: 5,108,300). Under the Optus Executive Option Plan, on the exercise of these options, SingTel Optus Pty Limited ("SingTel Optus") will discharge its obligations by procuring the issue to the SingTel Optus option holder of ordinary shares in the Company in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 31 December 2003 was 235,576,751 shares (31 December 2002: 264,696,959).

Performance Shares
As at 31 December 2003, 37,347,620 performance shares to employees of the Group were outstanding under the Executives' Performance Share Plan. The vesting of these shares is conditional on performance targets set based on medium-term corporate objectives. At the end of the performance period, which is currently prescribed to be a three-year period, the final number of performance shares awarded will depend on the level of achievement of those targets. Existing ordinary shares shall be purchased for delivery to the participants.

ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

13 Net asset value

	Group		Company	
	As at		As at	
	31 Dec 2003 SGD (cents)	31 Mar 2003 SGD (cents)	31 Dec 2003 SGD (cents)	31 Mar 2003 SGD (cents)
Net asset value per ordinary share	100.40	86.78	88.81	83.72

14 Dividends

In the nine months ended 31 December 2003, a final dividend of 5.5 cents per share, less tax at 22% of S$764.8 million was paid in respect of the financial year ended 31 March 2003.

The directors do not propose the payment of any interim dividend for the current period. No interim dividend was proposed for the same period last year.

15 The figures presented in this announcement have not been reviewed or audited.

16 The same accounting policies and methods of computation as in the Group's most recently audited financial statements for the financial year ended 31 March 2003 have been applied.

In compliance with the Companies Act (Accounting Standards) Regulation 2002 which were issued by the Ministry of Finance on 18 December 2002, the Group and Company prepare their financial statements in accordance with Financial Reporting Standards ("FRS") with effect from 1 April 2003.

The adoption of FRS does not have a material impact on the financial statements of the Group and Company.

17 Review of performance of the Group

Please refer to the Management Discussion and Analysis of the Group for the third quarter and nine months ended 31 December 2003.

18 Where a forecast, or a prospect statement has been previously disclosed to shareholders, any variance between it and the actual results

Please refer to the Management Discussion and Analysis of the Group for the third quarter and nine months ended 31 December 2003.

**ADDITIONAL NOTES TO THE INTERIM FINANCIAL STATEMENTS (continued)
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003**

19 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months

Please refer to the Management Discussion and Analysis of the Group for the third quarter and nine months ended 31 December 2003.

20 Comparative figures

Certain comparative figures have been reclassified to conform to current period's presentation.

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003
- MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the third quarter and nine months ended 31 December 2003 for Singapore Telecommunications Limited and its subsidiary companies.

MDA.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/02/2004 to the SGX

SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2003

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

- **Net profit after tax increased 188% to S$854 million.**
- **Operating revenue increased by 16%. Excluding postal and directory advertising revenues, operating revenue increased by a stronger 21%.**
- **Optus recorded a net profit of S$156 million, compared to a net profit of S$22 million in the corresponding quarter last year.**
- **Share of ordinary results of associates doubled to S$424 million. However, net contribution was down 22% attributable to one-off exceptional charges arising from the transfer of Belgacom's pension liability to the Belgian State.**
- **Net finance income of S$129 million due to higher exchange gains compared to S$112 million of net finance expense in the corresponding quarter last year.**
- **An exceptional gain of S$186 million was realised from the sale of long term investments.**
- **Strong free cash flow[1] of S$652 million, with S$355 million from SingTel and S$297 million (A$210 million) from Optus.**

FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

- **Net profit after tax more than doubled to a record S$2.52 billion after including divestment gains of SingPost and Yellow Pages.**
- **Excluding postal and directory advertising revenues, operating revenue increased by 22%.**
- **Operational EBITDA up 14%.**
- **Free cash flow grew strongly to S$2.16 billion.**

[1] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I: GROUP

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003 S$ m	2002 S$ m	%	2003 S$ m	2002 S$ m	%
Operating revenue	3,021	2,606	15.9	8,831	7,530	17.3
- excluding postal and directory advertising [1]	3,021	2,498	21.0	8,814	7,214	22.2
Operational EBITDA	1,107	941	17.7	3,181	2,791	14.0
Operational EBITDA margin	*36.6%*	*36.1%*		*36.0%*	*37.1%*	
- excluding C1 Defence contract	*36.6%*	*36.2%*		*36.8%*	*37.1%*	
Share of associates' earnings	163	208	-21.8	755	757	-0.3
- ordinary operations	424	203	109.2	1,059	523	102.7
- exceptional items	(262)	5	nm	(305)	234	nm
EBITDA	1,354	1,233	9.8	4,188	3,801	10.2
Exceptional gains/ (losses)	186	(26)	nm	867	(101)	nm
Net profit	854	296	188.4	2,524	1,088	132.0
Net profit (before goodwill)	1,018	461	120.7	3,014	1,572	91.7
Net profit (before goodwill and exceptionals)	837	487	71.9	2,152	1,550	38.8
Earnings per share (cents)						
- before goodwill	5.71	2.59	120.5	16.91	8.82	91.7
- before goodwill and exceptionals	4.70	2.73	72.2	12.07	8.70	38.7
Basic earnings per share (cents)	4.79	1.66	188.6	14.16	6.10	132.1

	As at		
	31 Dec 2003	30 Sep 2003	31 Mar 2003
Total assets	35,033	33,912	33,671
Shareholders' funds	17,901	16,870	15,470
Net debt [2]	8,493	8,076	9,563
Net debt gearing ratio [3]	*32.0%*	*32.2%*	*38.0%*
Net debt to EBITDA	*1.5X*	*1.4X*	*1.9X*
Interest cover:			
- EDITDA/ net interest expense [4]	*13.6X*	*14.1X*	*10.1X*

Notes:

(1) Exclude postal and directory advertising services for current and prior periods. For statutory reporting purposes, postal services ceased to be recorded with effect from 1 April 2003, and directory advertising services ceased to be recorded from 1 July 2003.

(2) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.

(3) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

(4) Net interest refers to interest expense less interest income.

SECTION I: GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Third Quarter And Nine Months Ended 31 December 2003

	Quarter 31 Dec					Nine Months 31 Dec		
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Operating revenue	973	2,048	3,021	2,606	15.9	8,831	7,530	17.3
Operating expenses	(470)	(1,447)	(1,917)	(1,687)	13.6	(5,690)	(4,783)	19.0
	503	601	1,105	919	20.2	3,141	2,747	14.3
Other income	2	1	3	22	-87.7	40	45	-9.2
Operational EBITDA	505	602	1,107	941	17.7	3,181	2,791	14.0
EBITDA margin	*51.9%*	*29.4%*	*36.6%*	*36.1%*		*36.0%*	*37.1%*	
EBITDA margin (ex-C1)	*51.9%*	*29.4%*	*36.6%*	*36.2%*		*36.8%*	*37.1%*	
Compensation from IDA	84	-	84	84	-	253	253	-
Share of results of associates								
- ordinary operations	429	(5)	424	203	109.2	1,059	523	102.7
- exceptional items	(262)	-	(262)	5	nm	(305)	234	nm
	168	(5)	163	208	-21.8	755	757	-0.3
EBITDA	757	597	1,354	1,233	9.8	4,188	3,801	10.2
Amortisation of goodwill	(164)	(1)	(165)	(165)	-0.5	(490)	(484)	1.2
Depreciation & other amortisation	(162)	(307)	(469)	(446)	5.2	(1,360)	(1,290)	5.5
EBIT	431	289	720	622	15.9	2,339	2,027	15.4
Net finance income /(expense)								
- net interest expense	(60)	(49)	(108)	(128)	-15.4	(309)	(388)	-20.3
- intercompany interest	17	(17)	-	-	-	-	-	-
- other finance income/ (loss)	237	-	237	16	@	253	(6)	nm
	195	(66)	129	(112)	nm	(56)	(394)	-85.7
Profit before EI	626	223	849	510	66.7	2,282	1,633	39.7
Exceptional items ("EI")	186	-	186	(26)	nm	867	(101)	nm
Profit before tax	812	223	1,036	484	114.1	3,149	1,532	105.5
Tax (expense)/ credit								
- ordinary operations	(133)	(68)	(201)	(207)	-2.9	(663)	(602)	10.3
- exceptional tax credit	-	-	-	-	-	-	123	nm
	(133)	(68)	(201)	(207)	-2.9	(663)	(479)	38.6
Profit after tax	679	156	835	277	201.6	2,486	1,054	135.9
Minority interests	19	-	19	19	-2.1	38	34	9.9
Net profit	698	156	854	296	188.4	2,524	1,088	132.0
Net profit	698	156	854	296	188.4	2,524	1,088	132.0
Exclude :								
Amortisation of goodwill	164	1	165	165	-0.5	490	484	1.2
Exceptional items	(186)	-	(186)	26	nm	(867)	101	nm
Exceptional tax credit	-	-	-	-	-	-	(123)	nm
Minority interest on EI (2)	5	-	5	-	nm	5	-	nm
Adjusted net profit	681	156	837	487	71.9	2,152	1,550	38.8

@ denotes more than 500%

Note:
(1) Numbers in all tables may not exactly add due to rounding.
(2) This relates to the exceptional gains on disposal of equity interest in ADSB Group attributable to the minority shareholders.

SECTION I: GROUP

DISPOSAL OF ASSETS

Singapore Post ("SingPost"), a wholly owned subsidiary of SingTel as at 31 March 2003, was equity accounted for as an associate with effect from 1 April 2003 following the reduction of SingTel's equity interest to 31% after the initial public offering of SingPost's shares. As at 30 June 2003, SingTel Yellow Pages Pte Ltd (now renamed "SingTel Interactive Pte Ltd"), a wholly owned subsidiary of SingTel, had sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

REVIEW OF GROUP OPERATING PERFORMANCE

The Group's operating revenue for the quarter rose 16% to S$3.02 billion. Excluding postal and directory services revenues, operating revenue increased by a stronger 21%.

Optus' revenue recorded an impressive increase of 43% in Singapore Dollar terms (14% in Australian Dollar terms). This was offset by a 8.4% decline in SingTel's underlying operating revenue mainly due to weakness in IT and Engineering services and International Telephone revenues.

The Group's operational EBITDA increased by 18% to S$1.11 billion. The operational EBITDA margin in this quarter was higher at 36.6% (3Q FY2002/03: 36.1%) with the operations in both Singapore and Australia reporting better margins.

The Group's share of ordinary results of associates more than doubled to S$424 million, boosted by improved operational performance of its associates and an additional quarter of contribution from Belgacom of S$82 million following an alignment of Belgacom's financial period for consolidation purposes (see details in Section IV – page 50). The share of exceptional losses of associates of S$262 million in the quarter arose mainly from a pension charge recorded by Belgacom when it transferred the pension liability of its statutory employees to the Belgian State (see details in Section IV – page 51). Consequently, overall net contributions from associates fell 22% to S$163 million.

Group EBITDA grew 9.8% to S$1.35 billion, with Optus accounting for 44% of Group EBITDA compared to 30% a year ago.

Net finance income amounted to S$129 million compared to a net finance expense of S$112 million. In this quarter, the Group recorded S$223 million exchange gains in the income statement from Australian Dollar denominated inter-company loans given to Optus, following a re-designation of these loans as short term loans. In the prior periods, the exchange gains from the loans were taken to reserves (see details in Section II – page 26).

The Group's attributable profit after tax increased 188% to S$854 million.

On a proportionate basis, operations outside Singapore accounted for 77% of the Group's enlarged revenue and 68% of the enlarged EBITDA during the quarter.

For the current quarter, free cash flow totalled S$652 million, with S$355 million from SingTel and S$297 million (A$210 million) from Optus.

SECTION I: GROUP

GROUP OPERATING REVENUE

	Quarter 31 Dec					Nine Months 31 Dec		
By Product/ Service	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Mobile communications	207	990	1,197	880	36.0	3,280	2,520	30.2
National telephone	140	514	654	504	29.9	1,845	1,426	29.4
Data and Internet	279	243	522	473	10.2	1,504	1,430	5.2
International telephone	180	87	267	265	0.8	802	885	-9.3
IT and engineering services	113	36	148	178	-16.6	443	436	1.4
C1 Defence contract	-	*	*	-	nm	290	-	nm
Sale of equipment	21	126	147	104	41.7	390	225	73.0
Cable television	-	45	45	35	28.4	130	110	18.4
Paging & aeronautical	20	-	20	26	-23.0	64	86	-25.1
Others [1]	13	9	22	33	-34.7	68	97	-30.6
	973	**2,048**	**3,021**	**2,498**	**21.0**	**8,814**	**7,214**	**22.2**
Directory advertising	-	-	-	16	nm	17	52	-67.4
Postal services	-	-	-	92	nm	-	264	nm
	973	**2,048**	**3,021**	**2,606**	**15.9**	**8,831**	**7,530**	**17.3**
Operating revenue			**3,021**	**2,606**	**15.9**	**8,831**	**7,530**	**17.3**
Associates' proportionate revenue [2]			1,492	921	62.1	3,599	2,595	38.7
Enlarged revenue			***4,513***	***3,527***	***28.0***	***12,430***	***10,125***	***22.8***

** denotes less than S$500,000*

Notes:
(1) Comprises revenue from lease of satellite transponders (excludes C1 Defence Contract) and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

	Quarter 31 Dec		Nine Months 31 Dec	
Revenue Mix By Services	2003 Mix	2002 Mix	2003 Mix	2002 Mix
Mobile communications	40%	34%	37%	33%
National telephone	22%	19%	21%	19%
Data and Internet	17%	18%	17%	19%
International telephone	9%	10%	9%	12%
IT and engineering services	5%	7%	5%	6%
Others	8%	12%	11%	11%
	100%	100%	100%	100%

Revenue from Australia accounted for 68% of the Group's total operating revenue in Singapore Dollar terms, compared to 55% a year ago due to a strengthening Australian Dollar and strong revenue growth of 14% by Optus.

Mobile communications revenue continued to be the top revenue stream, contributing 40% of Group operating revenue from 34% a year ago. IT and Engineering services revenue declined 17% during the quarter and recorded a two percentage points decrease in revenue contribution.

SECTION I: GROUP

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 28% to S$4.51 billion, reflecting sustained strong performance at the major associates.

With the weakness in the Singapore business (and particularly IT and engineering services) during the second and third quarters, SingTel expects the operating revenue for the financial year ending 31 March 2004 (excluding SingPost and Yellow Pages) to decline compared to the last financial year. However, the Group expects consolidated revenue to continue to grow.

GROUP OPERATING EXPENSES

(Before Depreciation And Amortisation)

	Quarter 31 Dec					Nine Months 31 Dec		
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Selling & administrative	116	467	583	491	18.7	1,636	1,407	16.3
Traffic expenses	119	456	575	496	16.0	1,590	1,453	9.4
Staff costs	141	237	378	338	11.7	1,102	986	11.8
Cost of sales	75	258	333	307	8.6	1,192	762	56.4
Repairs & maintenance	27	42	70	54	28.7	210	192	9.3
Others	(8)	(14)	(22)	2	nm	(39)	(18)	125.1
Total	**470**	**1,447**	**1,917**	**1,687**	**13.6**	**5,690**	**4,783**	**19.0**

	Quarter 31 Dec		Nine Months 31 Dec	
As a percentage of operating revenue	**2003**	**2002**	**2003**	**2002**
Selling & administrative	19%	19%	19%	19%
Traffic expenses	19%	19%	18%	19%
Staff costs	12%	13%	12%	13%
Cost of sales	11%	12%	14%	10%
Repairs & maintenance	2%	2%	2%	3%
Others	-1%	*	*	*
	63%	**65%**	**64%**	**64%**

** denotes less than -/+ 0.5%*

Operating expenses as a percentage of revenue decreased from 65% to 63% during the quarter.

SingTel's *operating expenses declined* 21%. Optus' *operating expenses increased* 33% in Singapore Dollar terms (5.9% in Australian Dollar terms) mainly due to higher Selling & Administrative expenses and Traffic expenses.

Selling & Administrative expenses increased 19% and is the Group's largest expense item, accounting for 19.3% of total operating revenue. The increase was mainly due to higher customer acquisition volumes in Australia reflected in Optus' revenue growth. Traffic expenses accounted for 19% of total operating revenue and about 68% of the S$575 million in Traffic expenses for the third quarter were for interconnection in Australia.

SECTION I: GROUP

GROUP SUMMARY BALANCE SHEETS

	As at		
	31 Dec 2003 S$ m	30 Sep 2003 S$ m	31 Mar 2003 S$ m
Current assets (excluding cash)	3,069	2,845	2,618
Cash and bank balances	2,011	1,665	949
Non-current assets	29,953	29,402	30,103
Total assets	35,033	33,912	33,671
Current liabilities	4,695	5,158	4,719
Non-current liabilities	12,324	11,759	13,332
Total liabilities	17,020	16,917	18,052
Net assets	18,013	16,995	15,619
Share capital	2,675	2,674	2,674
Reserves	15,226	14,196	12,796
Share capital and reserves	17,901	16,870	15,470
Minority interests	113	125	149
	18,013	16,995	15,619

GROUP LIQUIDITY AND GEARING

	As at		
	31 Dec 2003 S$ m	30 Sep 2003 S$ m	31 Mar 2003 S$ m
Gross debt:			
Current debt	1,180	1,146	768
Non-current debt	9,091	8,536	9,904
Gross debt as reported in balance sheet	10,271	9,681	10,672
Related net hedging liability/(asset) balance	233	60	(160)
	10,504	9,741	10,512
Less: cash and bank balances	(2,011)	(1,665)	(949)
Net debt	8,493	8,076	9,563
Gross debt gearing ratio (1)	*36.8%*	*36.4%*	*40.2%*
Net debt gearing ratio	*32.0%*	*32.2%*	*38.0%*

Note:
(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt as at 31 December 2003 amounted to S$10.27 billion, S$590 million higher than a quarter ago. The increase arose from additional bank borrowings of S$494 million (A$429 million) incurred by Optus to repay existing inter-company debts (see additional information in Section II- page 26). The balance movement was due to exchange differences arising from foreign denominated debts as at 31 December 2003.

Net debt increased by S$417 million to S$8.49 billion after the payments of S$502 million for settlement of SingTel's debt buyback and S$348 million for investments in associates. The net debt gearing ratio decreased by 0.2 percentage point to 32.0% from 32.2% a quarter ago.

SECTION I: GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY
	31 Dec	31 Dec	30 Sep	31 Dec		Chge
	2003	2002 (1)	2003	2003	2002 (1)	%
	S$ m	S$ m	S$ m	S$ m	S$ m	
Net cash inflow/(outflow) from operating activities						
Profit before tax	1,036	484	699	3,149	1,532	105.5
Depreciation	464	437	439	1,333	1,266	5.3
Amortisation of goodwill	165	165	163	490	484	1.2
Compensation from IDA	(84)	(84)	(84)	(253)	(253)	-
Share of results of associates	(163)	(208)	(301)	(755)	(757)	-0.3
Exceptional items	(186)	26	22	(867)	101	nm
Net finance (income)/expense	(129)	112	93	56	394	-85.7
Other non-cash items	11	9	13	35	30	15.9
Non-cash items	77	457	344	40	1,266	-96.8
Operating cashflow before working capital changes	1,112	940	1,043	3,189	2,798	14.0
Changes in operating assets and liabilities	(9)	(32)	(95)	(220)	(53)	314.5
	1,103	908	948	2,969	2,745	8.2
Dividends received from associates	113	170	281	528	270	95.4
Tax paid	(144)	(180)	(200)	(362)	(424)	-14.6
	1,072	**899**	**1,029**	**3,135**	**2,591**	**21.0**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equipment	(419)	(378)	(267)	(976)	(1,319)	-26.0
Investment in associates	(348)	-	-	(348)	(768)	-54.7
Net (purchase)/sale of short term investments	(87)	12	(274)	(366)	208	nm
Proceeds from disposal of long term investments	149	193	-	206	242	-15.0
Proceeds from disposal of SingPost, net of cash disposed	-	-	-	349	-	nm
Proceeds from disposal of directory business and assets	-	-	7	223	-	nm
Settlement of Dingo Blue legal suit	-	-	(27)	(27)	-	nm
Others *(proceeds on disposal of associates, plant & equip etc)*	96	40	44	153	10	@
	(608)	**(134)**	**(517)**	**(787)**	**(1,628)**	**-51.6**
Net cash (outflow)/ inflow from financing activities						
Net increase/ (decrease) in borrowings	494	(896)	(794)	(147)	(746)	-80.3
(Payment)/ Balance due for bond buyback	(502)	-	502	-	-	-
Premium on bond buyback	-	-	(17)	(17)	-	nm
Net interest paid on borrowings and swaps	(113)	(157)	(97)	(357)	(439)	-18.6
Dividends paid to SingTel shareholders	-	-	(765)	(765)	(765)	-
Others *(share issue, loans from MI repaid)*	4	(14)	2	*	(14)	nm
	(118)	**(1,067)**	**(1,169)**	**(1,286)**	**(1,964)**	**-34.5**
Net increase/ (decrease) in cash & cash equivalents	**346**	**(302)**	**(656)**	**1,062**	**(1,000)**	**nm**
Group cash and cash equivalents at beginning	**1,665**	**1,031**	**2,321**	**949**	**1,729**	**-45.1**
Group cash and cash equivalents at end	**2,011**	**729**	**1,665**	**2,011**	**729**	**176.0**
Free cash flow (2)	**652**	**521**	**763**	**2,159**	**1,272**	**69.7**
Capital expenditure (accrual basis)						
SingTel	105	309	85	244	432	-43.5
Optus	345	276	188	651	537	21.2
Group	**451**	**585**	**273**	**895**	**969**	**-7.7**
Cash capex to operating revenue	***14%***	***15%***	***9%***	***11%***	***18%***	

** denotes less than +/- S$500,000*

@ denotes more than 500%

SECTION I: GROUP

Notes:

(1) Certain December 2002 numbers have been reclassified.
(2) Free cashflow refers to cashflow from operating activities less cash capex.

For the quarter ended 31 December 2003, cash flow from operations (before dividends and tax) amounted to S$1.10 billion, 21% higher than a year ago. Dividends received from associates totalled S$113 million. After taxes paid of S$144 million, the operating cash flow amounted to S$1.07 billion.

Net cash outflow in investing activities of S$608 million was accounted mainly by S$419 million incurred for capital expenditure and S$348 million on investments in associates (mainly Globe Telecom), partially offset by proceeds of S$149 million from the disposal of certain long term investments.

Net cash outflow in financing activities of S$118 million arose mainly from cash settlement of S$502 million (including premium) made in October 2003 relating to SingTel's bond buyback announced in the preceding quarter and S$113 million payment for interest partially offset by S$494 million cash inflow from increased debt borrowing by Optus.

Ending cash and cash balances stood at S$2.01 billion, with strong free cash flow generation of S$652 million for the quarter.

Please refer to Sections II and III for more information on cash flow.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

- Operational EBITDA margin up at 51.9% compared to 50.1% a year ago despite a 8.4% decline in underlying operating revenue.

- Earnings from associates, excluding exceptionals, up 123% to S$429 million. Earnings this quarter included recognition of an additional quarter of pre-tax profits of S$82 million from Belgacom.

- EBITDA fell 13% to S$757 million. Excluding associates' exceptional loss, EBITDA increased 18%.

- Net finance income of S$195 million due to significant exchange gains recorded.

- Free cash flow of S$355 million.

FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

- Excluding postal and directory advertising revenues, operating revenue declined 7.1%.

- EBITDA fell 10% to S$2.56 billion. Excluding associates' exceptional loss, EBITDA increased 9.2%.

- Net profit after tax of S$2.15 billion included exceptional gains of S$894 million arising mainly from divestment of postal and directory advertising businesses.

- Free cash flow of S$1.30 billion.

SECTION II: SINGTEL

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003 S$ m	2002 S$ m	%	2003 S$ m	2002 S$ m	%
Operating revenue	973	1,171	-16.9	3,021	3,551	-14.9
- excluding postal & directory advertising services [1]	973	1,063	-8.4	3,004	3,235	-7.1
Operational EBITDA	505	587	-13.9	1,547	1,849	-16.3
Operational EBITDA margin	*51.9%*	*50.1%*		*51.2%*	*52.1%*	
Share of associates' results	168	198	-15.3	758	753	0.7
-ordinary operations	429	193	122.6	1,062	518	105.0
-exceptional items	(262)	5	nm	(305)	234	nm
EBITDA	757	869	-12.9	2,558	2,855	-10.4
Exceptional gains/ (losses)	186	(26)	nm	894	(57)	nm
Net profit	698	274	155.1	2,152	1,140	88.8
Net profit (before goodwill)	862	438	96.6	2,640	1,622	62.8
Net profit (before goodwill and exceptionals)	681	464	46.6	1,751	1,556	12.5

Note:

(1) Exclude postal and directory advertising services for current and prior periods. For statutory reporting purposes, postal services ceased to be recorded with effect from 1 April 2003, and directory advertising services ceased to be recorded from 1 July 2003.

SECTION II: SINGTEL

SUMMARY INCOME STATEMENTS
For The Third Quarter And Nine Months Ended 31 December 2003

	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Operating revenue	**973**	**1,171**	**-16.9**	**3,021**	**3,551**	**-14.9**
Operating expenses	(470)	(596)	-21.2	(1,489)	(1,728)	-13.8
	503	575	-12.5	1,531	1,823	-16.0
Other income	2	12	-83.9	16	26	-39.5
Operational EBITDA	**505**	**587**	**-13.9**	**1,547**	**1,849**	**-16.3**
-EBITDA margin	*51.9%*	*50.1%*		*51.2%*	*52.1%*	
Compensation from IDA	84	84	-	253	253	-
Share of results of associates						
- ordinary operations	347	193	80.0	980	518	89.2
- ordinary operations (Belgacom 4Q)	82	-	nm	82	-	nm
- exceptional items	(13)	5	nm	(56)	234	nm
- exceptional items (Belgacom pension)	(249)	-	nm	(249)	-	nm
	168	198	-15.3	758	753	0.7
EBITDA	**757**	**869**	**-12.9**	**2,558**	**2,855**	**-10.4**
Amortisation of goodwill	(164)	(165)	-0.7	(488)	(482)	1.1
Depreciation & other amortisation	(162)	(186)	-13.0	(489)	(573)	-14.6
EBIT	**431**	**518**	**-16.8**	**1,581**	**1,799**	**-12.1**
Net finance income /(expense)						
- net interest expense	(42)	(72)	-40.9	(128)	(212)	-39.7
- other finance income/ (expense)	237	16	@	253	(6)	nm
	195	(56)	nm	125	(219)	nm
Profit before EI	**626**	**462**	**35.4**	**1,706**	**1,580**	**7.9**
Exceptional items ("EI")	186	(26)	nm	894	(57)	nm
Profit before tax	**812**	**436**	**86.1**	**2,599**	**1,523**	**70.6**
Taxation						
- ordinary results	(133)	(182)	-27.0	(485)	(541)	-10.3
- exceptional tax credit	-	-	-	-	123	nm
	(133)	(182)	-27.0	(485)	(418)	16.0
Profit after tax	**679**	**254**	**167.0**	**2,115**	**1,105**	**91.3**
Minority interests	19	19	-2.1	38	34	9.9
Net profit	**698**	**274**	**155.1**	**2,152**	**1,140**	**88.8**
Net profit	**698**	**274**	**155.1**	**2,152**	**1,140**	**88.8**
Exclude:						
Amortisation of goodwill	164	165	-0.7	488	482	1.1
Exceptional items	(186)	26	nm	(894)	57	nm
Exceptional tax credit	-	-	-	-	(123)	nm
Minority interest on EI	5	-	nm	5	-	nm
Adjusted net profit	**681**	**464**	**46.6**	**1,751**	**1,556**	**12.5**

@ denotes more than 500%

SECTION II: SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

Operating revenue declined 17% to S$973 million. Excluding postal and directory advertising revenues, operating revenue decreased 8.4%. This was mainly due to weaker revenues from IT and Engineering services and the continued decline in International Telephone revenue. Mobile Communications and National Telephone revenues were stable.

International Telephone revenue declined 12% and Data & Internet revenue fell 3.1%. IT and Engineering revenue declined 9% against the preceding quarter due to lower corporate IT spending, intense competition and continued weak demand in China. IT and Engineering revenue fell 28% and 4.6% for the quarter and nine months ended 31 December 2003 respectively.

Operational EBITDA margin was maintained at a strong 51.9%, compared to 50.1% a year ago. Strong free cash flows totalling S$355 million were generated for the quarter.

In the current quarter, Belgacom's financial period was aligned for consolidation purpose. The share of results of associates included an additional quarter of Belgacom results of S$82 million for the quarter ended 31 December 2003. The Group also equity accounted its share of Belgacom's pre-tax pension cost of S$249 million arising from the transfer of all accrued and future pension fund statutory obligations in respect of its statutory employees to the Belgian State. See Section IV- page 51 for additional information.

With the charge for pension costs, earnings from associates accounted for a lower 27% (3Q FY2002/03: 43%) of SingTel's pre-tax profit.

OPERATING REVENUE

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2003 Mix %	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2002 Mix %	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2003 Mix %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2002 Mix %	YOY Chge %
Data and Internet	279	29	288	25	-3.1	841	28	892	25	-5.8
Mobile communications	207	21	205	17	1.0	614	20	622	18	-1.4
International telephone	180	19	206	18	-12.4	575	19	686	19	-16.2
National telephone	140	14	140	12	0.2	428	14	431	12	-0.6
IT and engineering	113	12	157	13	-28.1	368	12	386	11	-4.6
Sale of equipment	21	2	24	2	-10.5	70	2	65	2	8.5
Paging and aeronautical	20	2	26	2	-23.0	64	2	86	2	-25.1
Others [1]	13	1	18	2	-27.7	43	1	66	2	-34.7
	973	100	1,063	91	-8.4	3,004	99	3,235	91	-7.1
Postal services	-	-	92	8	nm	-	-	264	7	nm
Directory advertising	-	-	16	1	nm	17	1	52	2	-67.4
Total	**973**	**100**	**1,171**	**100**	**-16.9**	**3,021**	**100**	**3,551**	**100**	**-14.9**

Note:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.

SECTION II: SINGTEL

With SingTel's exit from the postal and directory advertising businesses, Data & Internet services, the largest revenue stream, contributed 29% of total operating revenue compared to 25% a year ago. Mobile communications was the second largest revenue stream at 21%, up from 17% a year ago.

Mobile Communications

SINGTEL	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003	2002	%	2003	2002	%
Cellular service	207	205	1.0	614	622	-1.4

Key Drivers	Quarter			Nine Months		YOY Chge
	31 Dec 2003	31 Dec 2002	30 Sep 2003	31 Dec 2003	31 Dec 2002	%
Number of Mobile subscribers (000s)						
Prepaid	409	423	398	409	423	-3.2
Postpaid	1,125	1,133	1,120	1,125	1,133	-0.7
Total	**1,534**	**1,555**	**1,518**	**1,534**	**1,555**	**-1.4**
MOUs per subscriber per month (2)						
Prepaid	45	53	48	46	53	-12.5
Postpaid	305	302	295	297	307	-3.0
Average revenue per subscriber per month (2) (S$ per month)						
Prepaid	18	17	18	16	16	0.6
Postpaid	70	70	70	69	71	-3.6
Blended	**56**	**55**	**56**	**55**	**57**	**-3.9**
Data services as % of ARPU (3)	***17%***	***13%***	***16%***	***17%***	***13%***	
Acquisition cost per subscriber	**141**	**194**	**130**	**166**	**164**	**1.2**
Postpaid churn per month	*1.1%*	*1.6%*	*1.2%*	*1.3%*	*1.5%*	
Singapore Mobile penetration rate (4)	***83%***	***78%***	***82%***	***83%***	***78%***	
Singapore mobile subscribers ('000s) (5)	***3,477***	***3,245***	***3,402***	***3,477***	***3,245***	**7.2**
Market share						
Prepaid	*42%*	*50%*	*43%*	*42%*	*50%*	
Postpaid	*45%*	*47%*	*45%*	*45%*	*47%*	
Overall	*44%*	*48%*	*45%*	*44%*	*48%*	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.

(3) Includes revenue from SMS, *SEND, MMS and other data services.

(4) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.

(5) Source: IDA. Prior period figures based on previously published figures by IDA.

SECTION II: SINGTEL

With general sluggish growth in the mobile phone market, Mobile Communications revenue was stable both against the preceding quarter and the last corresponding quarter.

The number of mobile subscribers (in both the postpaid and prepaid segments) grew compared to the preceding quarter, reversing a declining trend. With its mobile subscriber base of 1.53 million as at 31 December 2003, SingTel's estimated market share is 44%.

In spite of intense competition, the post paid churn rate was at a record low of 1.1% during the quarter, the result of a successful customer retention programme. Acquisition cost rose to S$141 from S$130 a quarter ago, a result of seasonal festive promotions. However, the acquisition cost was lower by 27% compared to a year ago.

Adoption of mobile data services such as SMS, picture messaging and downloads continued to rise and mobile data revenue made up 17% of ARPU, compared to 13% a year ago.

SECTION II: SINGTEL

Data and Internet

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Data services						
Local leased circuits	97	94	2.7	287	288	-0.3
International leased circuits	48	62	-22.6	147	215	-31.7
ISDN	15	18	-15.6	47	50	-5.2
ATM	17	17	-3.4	48	48	-1.0
Others	37	36	1.1	109	110	-1.6
	213	**228**	**-6.3**	**637**	**711**	**-10.4**
Internet related						
Broadband	61	30	103.0	161	76	113.2
Narrowband	26	33	-20.5	83	103	-18.9
SingTel Internet Exchange (STiX)	14	14	5.1	44	46	-4.1
	101	**76**	**32.4**	**289**	**225**	**28.7**
Intercompany eliminations	(55)	(37)	46.9	(151)	(112)	35.0
	260	**267**	**-2.7**	**776**	**824**	**-5.9**
Capacity sales revenue (net of interco elimin)	**20**	**21**	**-8.4**	**65**	**68**	**-4.8**
Total	**279**	**288**	**-3.1**	**841**	**892**	**-5.8**

Key Drivers - Internet related	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
Number of broadband lines (000s) [(1)]	**242**	**129**	**219**	**242**	**129**	**87.5**
Singapore Broadband penetration rate [(2)]	***9%***	***6%***	***9%***	***9%***	***6%***	
Broadband market share [(3)]	***62%***	***56%***	***62%***	***62%***	***56%***	
Number of paying Internet dial-up customers (000s)	**164**	**224**	**176**	**164**	**224**	**-26.9**

Notes:
(1) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines.
(2) Total estimated ADSL and cable lines divided by total Singapore population.
(3) Broadband market share based on SingTel's estimates.

Compared to the same quarter last year, Data & Internet revenue declined by 3.1% but was stable compared to the preceding quarter.

Data services revenue fell 6.3% against the corresponding quarter last year but improved 2.1% against the preceding quarter.

Local leased circuits, the largest component, contributed 45% of total Data services revenue during the quarter. Revenue increased 2.7% compared to the same quarter last year and was stable from the preceding quarter.

SECTION II: SINGTEL

International leased circuit (ILC) revenue declined 23% on a year on year basis but showed an improvement of 5.8% against the preceding quarter. Compared to the preceding quarter, ILC rates fell less significantly while circuit size continued to grow 13%, whilst compared to a year ago, ILC rates decline more than offset the growth in circuit size.

Internet revenue rose by 32%, driven by a doubling of revenue from broadband services. The number of broadband lines continued to increase, from 219,000 lines a quarter ago to 242,000 lines as at 31 December 2003. The year on year increase was 88%.

As with prior quarters, the dial-up narrowband subscriber base continued to decline as customers migrated to broadband services. As at 31 December 2003, dial-up subscribers totalled 164,000 compared to 176,000 subscribers a quarter ago.

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network commissioned in January 2002. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$20 million, 8.4% lower than the same quarter last year. The decline was also due to the weaker United States Dollar.

Please refer to Appendix 3 for more information on C2C.

International Telephone

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
International (incl Malaysia) call revenue	144	163	-11.5	445	531	-16.3
Inpayments and net transit	36	43	-15.8	131	155	-15.7
Total	180	206	-12.4	575	686	-16.2

Key drivers	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	233	227	235	702	751	-6.5
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	0.460	0.530	0.481	0.479	0.544	-11.9
Singapore total outgoing international and transit minutes (m mins) (2)	835	676	745	2,303	2,112	9.0
Market share (3)	77%	79%	76%	77%	83%	

Notes:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.
(2) Source: IDA.
(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

SECTION II: SINGTEL

International Telephone revenue declined 12% to S$180 million during the quarter due to a 13% decline in average collection rates and a 16% drop in inpayments revenue. International Telephone outgoing minutes, however, rose 2.6% during the quarter.

On a sequential quarter basis, International Telephone revenue fell by 7.2%. Excluding Malaysia, average collection rate fell 4.4% whilst International Telephone outgoing traffic volume was flat.

SECTION II: SINGTEL

National Telephone

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	140	140	0.2	428	431	-0.6

Key Drivers	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
DEL working lines (000s)						
Residential	1,122	1,150	1,130	1,122	1,150	-2.4
Business	766	779	767	766	779	-1.8
Total	**1,888**	**1,929**	**1,896**	**1,888**	**1,929**	**-2.2**
Singapore DEL penetration rate [3]	***45.3%***	***46.4%***	***45.7%***	***45.3%***	***46.4%***	
Singapore DEL working lines ('000s) [4]	**1,897**	**1,934**	**1,904**	**1,897**	**1,934**	**-1.9**
DEL market share	***99.5%***	***99.8%***	***99.6%***	***99.5%***	***99.8%***	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.
(3) *The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.*
(4) Source: IDA.

National Telephone revenue was stable compared to the preceding quarter and the same quarter last year.

Excluding the effect of a revenue adjustment of S$7 million relating to unearned payphone revenue in the nine months ended 31 December 2002, National Telephone revenue was stable on a year on year basis.

IT and Engineering Services ("IT & E")

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
NCS and its subsidiary companies	102	131	-22.1	343	360	-4.8
IPACS [1]	11	26	-58.3	25	26	-2.3
	113	**157**	**-28.1**	**368**	**386**	**-4.6**

Note :
(1) IPACS was acquired and consolidated from 1 October 2002.

SECTION II: SINGTEL

Revenue from IT&E services contracted 28% to S$113 million during the quarter. Contribution from IPACS was S$11 million, less than half of the S$26 million recorded in the same quarter a year ago. Excluding IPACS which operates in mainland China, IT&E services fell 22%, reflecting continued weak business demand and a tough IT operating environment.

IPACS's business in China remained challenging. Revenue generation was affected by deferred spending and project delays by key customers, combined with intense competition.

Despite the poor third quarter results, NCS continues to build a strong pipeline into 2004 and beyond. Major contract wins in the quarter ended December 2003 came from a broad industry spectrum ranging from government, healthcare, and transportation sectors in Singapore, Australia, and Hong Kong. Through one of its subsidiaries in China, NCS has recently clinched its first overseas BPO (Business Process Outsourcing) engagement with a major foreign bank operating in Shanghai.

For the nine months ended 31 December 2003, approximately 14% of NCS's revenue originated from outside of Singapore, compared to 11% a year ago.

SECTION II: SINGTEL

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Staff costs	141	167	-15.6	447	504	-11.3
Selling & administrative	116	147	-21.2	360	427	-15.5
Traffic expenses	119	138	-13.8	359	445	-19.4
Cost of sales	75	127	-40.9	259	293	-11.8
Repairs & maintenance	27	22	25.8	83	84	-1.2
Others [(1)]	(8)	(4)	86.0	(18)	(25)	-27.0
Total	**470**	**596**	**-21.2**	**1,489**	**1,728**	**-13.8**
SingTel and subsidiary companies	458	510	-10.2	1,452	1,514	-4.1
IPACS	12	23	-49.6	28	23	19.2
	470	534	-12.0	1,480	1,537	-3.7
SingPost [(2)]	-	56	nm	-	162	nm
SingTel Interactive [(2)]	-	7	nm	10	29	-66.9
Total	**470**	**596**	**-21.2**	**1,489**	**1,728**	**-13.8**

Notes:
(1) Others include government grants and recoveries of costs.
(2) Based on after elimination of intercompany transactions.

As a percentage of operating revenue	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002
Staff costs	14%	14%	15%	14%
Selling & administrative	12%	13%	12%	12%
Traffic expenses	12%	12%	12%	13%
Cost of sales	8%	11%	9%	8%
Repairs & maintenance	3%	2%	3%	2%
Others	-1%	*	-1%	-1%
Total	48%	51%	49%	49%

** denotes less than +/- 0.5%*

All expense categories, except for Repairs & Maintenance, recorded double-digit declines. SingTel's underlying operating expenses (i.e. excluding postal and directories businesses) decreased by 12% or S$64 million during the quarter.

SECTION II: SINGTEL

Staff Costs

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Gross staff costs	141	147	-3.5	444	447	-0.6
Capitalisation	(5)	(4)	30.6	(12)	(12)	-3.4
Performance shares cost	3	-	nm	6	-	nm
	139	143	-2.6	439	435	0.9
IPACS	2	2	-11.1	5	2	155.6
SingPost	-	18	nm	-	55	nm
SingTel Interactive	-	4	nm	4	12	-71.1
Total, net	**141**	**167**	**-15.6**	**447**	**504**	**-11.3**

Key Drivers	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
SingTel average number of staff	10,339	13,324	10,390	10,517	13,221	-20.5
Revenue per staff (S$'000) (1)	94	88	96	287	269	7.0
As at end of period:						
Number of staff						
NCS Group						
IPACS	231	221	231	231	221	4.5
Other NCS entities	2,593	2,743	2,600	2,593	2,743	-5.5
	2,824	2,964	2,831	2,824	2,964	-4.7
SingTel and subsidiary companies	7,500	7,705	7,532	7,500	7,705	-2.7
	10,324	10,669	10,363	10,324	10,669	-3.2
SingTel Interactive (2)	-	387	-	-	387	nm
SingPost	-	2,241	-	-	2,241	nm
SingTel	**10,324**	**13,297**	**10,363**	**10,324**	**13,297**	**-22.4**
Optus	8,894	8,630	8,741	8,894	8,630	3.1
Total Group	**19,218**	**21,927**	**19,104**	**19,218**	**21,927**	**-12.4**

Notes:
(1) Based on average staff numbers.
(2) The staff of SingTel Interactive Pte Ltd (formerly known as SingTel Yellow Pages Pte Ltd) was transferred to Yellow Pages (Singapore) Pte Ltd, the new entity which bought the directory assets and businesses of SingTel with effect from 1 July 2003.

As at 31 December 2003, SingTel's headcount (excluding employees in the postal and directories businesses) dropped by 3.2% year on year to 10,324.

The gross staff cost fell 3.5% due mainly to the reduction in employers' CPF rate from 16% to 13% from 1 October 2003 and lower headcount.

In May 2003, the SingTel Group introduced a performance share plan known as the SingTel Executives' Performance Share Plan (the "Plan") to replace the share options scheme. The Plan aims to better align the interests of staff with the interests of shareholders and to attract and retain staff.

SECTION II: SINGTEL

Under the Group's accounting policy, the cost of the Plan is amortised over the performance period from the grant date to the vesting date based on the estimated fair market value at which existing ordinary shares are purchased and on vesting performance assumptions although the shares will ultimately only vest upon attainment of certain performance hurdles. The cost charged and accrued to SingTel in the quarter was about S$3 million, or S$6 million for the current nine months.

Selling & Administrative Expenses

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Selling & administrative expenses						
- SingTel and subsidiary companies	116	132	-12.2	358	379	-5.7
- SingPost	-	15	nm	-	42	nm
- SingTel Interactive	-	*	nm	3	5	-48.0
	116	**147**	**-21.2**	**360**	**427**	**-15.5**

** denotes less than S$500,000*

In the prior year, all inter-company charges with SingPost were eliminated when SingPost was consolidated on a line by line basis as a subsidiary. From this financial year, SingPost was accounted for as an associate, and postage and counter services charges paid to SingPost are charged directly to administrative expenses. Such expenses amounted to S$7 million for the current quarter and S$15 million for the nine months ended 31 December 2003. Adjusting for the expenses, the underlying Selling & Administrative expenses would have been 17% lower than the same quarter last year and 9% lower for the current nine months. The decline in Selling & Administrative expenses was attributable to lower mobile acquisition and retention costs and lower licence fees.

Traffic Expenses

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
International outpayments	63	63	1.1	197	225	-12.2
Leases (1)	44	48	-9.1	124	144	-13.9
Interconnect	12	12	-4.8	37	34	8.7
	119	123	-3.5	359	403	-11.0
SingPost	-	15	nm	-	42	nm
	119	**138**	**-13.8**	**359**	**445**	**-19.4**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

SECTION II: SINGTEL

International outpayments for the corresponding quarter last year included a credit of S$12 million in respect of prior periods upon final settlement of accounts with other carriers. Excluding this item, International outpayments decreased 15% reflecting lower settlement rates.

Cost of Sales

SINGTEL	Quarter 31 Dec 2003 S$m	Quarter 31 Dec 2002 S$m	YOY Chge %	Nine Months 31 Dec 2003 S$m	Nine Months 31 Dec 2002 S$m	YOY Chge %
Cost of sales						
- NCS/ TEPL/ SingTel	66	98	-32.6	235	243	-3.2
- IPACS	9	20	-54.0	21	20	3.0
	75	118	-36.3	256	264	-2.8
SingPost	-	7	nm	-	19	nm
SingTel Interactive	-	3	nm	3	11	-75.7
Total	**75**	**127**	**-40.9**	**259**	**293**	**-11.8**

The decline in Cost of Sales was consistent with the decline in IT and Engineering and Sale of Equipment revenues.

Repairs & Maintenance

SINGTEL	Quarter 31 Dec 2003 S$m	Quarter 31 Dec 2002 S$m	YOY Chge %	Nine Months 31 Dec 2003 S$m	Nine Months 31 Dec 2002 S$m	YOY Chge %
Repairs & maintenance						
- SingTel and subsidiaries	27	21	31.3	83	80	3.8
- SingPost	-	1	nm	-	3	nm
- SingTel Interactive	-	*	nm	*	1	nm
	27	**22**	**25.8**	**83**	**84**	**-1.2**

** denotes less than S$500,000*

Repairs and maintenance expense was low in the same quarter last year due to deferral of certain expenditure to 4Q of last year.

SECTION II: SINGTEL

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Amortisation of goodwill						
- for acquisition of Optus	140	142	-1.8	419	426	-1.8
- for acquisition of associates and other subsidiaries	24	23	6.6	69	56	23.3
	164	**165**	**-0.7**	**488**	**482**	**1.1**
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	130	133	-2.3	393	399	-1.6
- C2C	32	43	-24.7	96	141	-32.2
- SingPost	-	10	nm	-	29	nm
- SingTel Interactive	-	1	nm	1	4	-71.1
	162	186	-13.1	489	573	-14.6
Other amortisation	*	*	nm	*	*	nm
	162	**186**	**-13.0**	**489**	**573**	**-14.6**
Depreciation as a percentage of operating revenue	*17%*	*16%*		*16%*	*16%*	

** denotes less than +/- S$500,000*

The lower depreciation charge was primarily the result of the S$812 million (US$460 million) impairment charge on C2C's network assets made in the March 2003 quarter.

Net Finance Income/(Expense)

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Net interest expense						
Interest expense	(64)	(77)	-16.3	(205)	(229)	-10.6
Writeback of interest expense	-	-	-	10	-	nm
Interest income from third parties	5	5	2.2	13	16	-17.1
	(60)	(72)	-17.5	(182)	(213)	-14.9
Interest income from Optus	17	*	nm	54	1	@
	(42)	**(72)**	**-40.9**	**(128)**	**(212)**	**-39.7**
Other finance income/ (expense)						
Net investment income/ (loss)						
- Writeback/ (provision) for diminution in value of short term investments	3	9	-67.8	23	(42)	nm
- Investment (loss) / gain(1)	(3)	(1)	114.3	(5)	4	nm
- Foreign exchange gain (non-trade)	237	8	@	252	31	@
	237	16	@	269	(6)	nm
Premium on bond buy back	-	-	-	(17)	-	nm
	237	**16**	**@**	**253**	**(6)**	**nm**

@ denotes more than 500%

** denotes less than $500,000*

Note:

(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

SECTION II: SINGTEL

Excluding the interest income from Optus (which is eliminated upon consolidation), net interest expense declined by 18%. This was mainly attributable to a reduction of interest expense as interest rates fell.

In March 2003, SingTel extended loans totalling A$1.3 billion to Optus, denominated in Australian Dollar. The loans were intended to be part of the long term financing of Optus, and consequently, exchange differences were taken to reserves.

Optus cash performance has been better than anticipated since those loans were made. As a result, the Group's treasury policy required a rebalancing of the Australian Dollar debt with Australian cash flows. Consequently, A$1.07 billion of these inter-company loans were re-designated as short term loans. Optus repaid A$522 million to SingTel during the quarter.

Realised and unrealised exchange gains on the re-designated loans totalled S$223 million. These exchange gains have been taken to the income statement in the current quarter.

SECTION II: SINGTEL

Exceptional Items

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Gain on disposal of equity interest in ADSB group	142	-	nm	142	-	nm
Loss on deemed disposal of ADSB group / associate	(90)	(3)	@	(90)	(3)	@
	52	(3)	nm	52	(3)	nm
Gain on disposal of 69% equity interest in SingPost	-	-	-	545	-	nm
Gain on disposal of directory assets and businesses	-	-	-	160	-	nm
Net gain/(loss) on disposal of long term investments	135	(61)	nm	138	(56)	nm
Provision for diminution in value of non-current investments (2)	-	38	nm	(2)	(12)	-79.8
Recovery of investment in joint venture companies previously written off	-	-	-	1	11	-87.3
Gain on disposal of business units of a subsidiary	-	-	-	-	3	nm
Total	**186**	**(26)**	**nm**	**894**	**(57)**	**nm**

@ denotes more than 500%

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) Non-current investments include associates and long term investments.

In late December 2003, SingTel ADSB (Netherlands) B.V. ("***SingTel ADSB***"), a 90% owned subsidiary of the Group, reduced its equity interest in its associated company, ADSB Telecommunications B.V. ("***ADSB***") from 27% to 26.9% pursuant to a share repurchase exercise by ADSB. This share repurchase exercise followed a share repurchase exercise by Belgacom, which repurchased approximately 3% of its shares held by ADSB, thereby reducing ADSB's effective interest in Belgacom from 50% less 1 share to 48.4%.

After the share repurchases, SingTel's effective interest in Belgacom (after minority interest) was reduced from 12.15% to 11.72%.

The sale resulted in an exceptional capital gain of S$142 million and an exceptional loss on deemed disposal (or loss on dilution) of S$90 million recorded in the current quarter.

SingTel also realised gains on sale of certain long term investments (including interest in Inmarsat and Globe Telecom) of S$135 million.

SECTION II: SINGTEL

Taxation

SINGTEL	Quarter 31 Dec 2003 S$m	Quarter 31 Dec 2002 S$m	YOY Chge %	Nine Months 31 Dec 2003 S$m	Nine Months 31 Dec 2002 S$m	YOY Chge %
Taxation						
Current and deferred taxes (a)	83	87	-4.7	261	316	-17.5
Adjustment for reduction in Singapore corporate tax rate for FY01/02 profits	-	-	-	-	(123)	nm
	83	87	-4.7	261	193	35.0
Share of taxes of associates						
Tax on ordinary results (b)	142	72	97.1	321	204	57.8
Tax credit on exceptional items	(92)	(1)	@	(97)	(2)	@
Share of tax adjustment of Belgacom	-	23	*nm*	-	23	*nm*
Total	**133**	**182**	**-27.0**	**485**	**418**	**16.0**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				*18.7%*	*27.4%*	
SingTel profits (ex-Optus and associates)						
Profit before tax				**2,599**	**1,523**	
Exclude compensation from IDA				(253)	(253)	
Exclude share of associates' profits				(758)	(753)	
Exclude amortisation of goodwill				488	482	
Exclude provision for diminution of short term investments				(23)	42	
Exclude exceptional items				(894)	57	
Exclude exchange differences from loans to Optus				(223)	-	
Exclude C2C losses which have no tax benefit				103	164	
Adjusted pre-tax profits (c)				1,040	1,263	
Effective tax rate (a)/ (c)				*25.1%*	*25.0%*	
Statutory tax rate applicable to period				22.0%	22.0%	
Share of associates' profits						
Share of results from ordinary operations (d)				1,062	518	
Effective tax rate (b)/(d)				*30.2%*	*39.3%*	

@ denotes more than 500%

The effective tax rate on ordinary results for the associates was 30%, lower than the 39% a year ago due to a higher contribution from Telkomsel which has a lower tax rate of 30%, and lower effective tax rates from the other major associates.

Belgacom's corporate tax rate has been reduced from 40.17% to 33.99% since January 2003. Globe also reported a lower effective tax rate due to a three-year income tax holiday from its phase 8 telecommunication system expansion project.

The tax credit of S$92 million on exceptional items for the quarter relates mainly to Belgacom's exceptional pension cost charge.

SingTel's tax expense for the comparative nine months ended 31 December 2002 included an exceptional tax credit of S$123 million from a reduction in the Singapore corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002.

SECTION II: SINGTEL

MINORITY INTERESTS

SINGTEL	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Minority interests	19	19	-2.1	38	34	9.9

Minority interests relate mainly to the results of C2C and ADSB/ Belgacom attributable to the minority shareholders. It also includes the exceptional gains on disposal of equity interest in ADSB group attributable to the minority shareholders.

SECTION II: SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		
	31 Dec	31 Dec	30 Sep	31 Dec		YOY
	2003	2002 (1)	2003	2003	2002 (1)	Chge
	S$m	S$m	S$m	S$m	S$m	%
Net cash inflow/(outflow) from operating activities						
Profit before tax	**812**	**436**	**541**	**2,599**	**1,523**	**70.6**
Depreciation	162	186	162	489	573	-14.6
Amortisation of goodwill	164	165	163	488	482	1.1
Compensation from IDA	(84)	(84)	(84)	(253)	(253)	-
Share of results of associates	(168)	(198)	(303)	(758)	(753)	0.7
Exceptional items	(186)	26	(4)	(894)	57	nm
Interest and investment income	(259)	(21)	(40)	(336)	(11)	@
Other non-cash items	68	74	75	218	234	-7.0
Non-cash items	(303)	148	(31)	(1,046)	330	nm
Operating cash flow before working capital changes	509	584	510	1,554	1,854	-16.2
Changes in operating assets and liabilities	(46)	(73)	(88)	(192)	(60)	220.9
	463	**511**	**421**	**1,361**	**1,794**	**-24.1**
Dividends received from associates	113	170	281	528	270	95.4
Tax paid	(143)	(179)	(200)	(360)	(424)	-15.0
	433	**502**	**503**	**1,529**	**1,640**	**-6.8**
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equipment	(78)	(130)	(85)	(231)	(686)	-66.3
Repayment of loans by Optus /(Loans to Optus)	644	(800)	-	644	(800)	nm
Investment in associates	(348)	-	-	(349)	(767)	-54.5
Net (purchase)/ sale of short term investments	(87)	12	(274)	(366)	208	nm
Proceeds from disposal of associates	89	-	-	90	-	nm
Proceeds from disposal of long term investments	149	193	-	206	242	-15.0
Proceeds from disposal of subsidiary, net of cash disposed	-	-	-	349	-	nm
Proceeds from disposal of directory assets and business	-	-	7	223	-	nm
Others *(dividends and interest received etc)*	37	42	43	87	11	@
	407	**(684)**	**(310)**	**653**	**(1,793)**	**nm**
Net cash (outflow)/ inflow from financing activities						
Net (decrease)/increase in borrowings	-	*	(485)	(185)	217	nm
(Payment)/ Balance due for bonds buyback	(502)	-	502	-	-	-
Premium on bond buyback	-	-	(17)	(17)	-	nm
Net interest paid on borrowings and swaps	(62)	(85)	(42)	(204)	(237)	-14.2
Dividends paid	-	-	(765)	(765)	(765)	-
Others *(dividend to MI, loans from MI repaid)*	4	(15)	2	*	(14)	nm
	(560)	**(100)**	**(804)**	**(1,171)**	**(800)**	**46.4**
Net increase/ (decrease) in cash and cash equivalents	**280**	**(282)**	**(611)**	**1,011**	**(953)**	**nm**
Cash and cash equivalents at beginning	**1,619**	**981**	**2,229**	**888**	**1,652**	**-46.3**
Cash and cash equivalents at end	**1,898**	**699**	**1,619**	**1,898**	**699**	**171.6**
Free cash flow (2)	**355**	**372**	**418**	**1,297**	**954**	**36.1**
Capital expenditure - accrual basis	**105**	**309**	**85**	**244**	**432**	**-43.5**
Cash capex to operating revenue	***8%***	***11%***	***8%***	***8%***	***19%***	

** denotes less than S$500,000*

@ denotes more than 500%

SECTION II: SINGTEL

Notes:
(1) Certain December 2002 numbers have been reclassified.
(2) Free cash flow refers to cashflow from operating activities less cash capex.

For the third quarter ended 31 December 2003, operating cash flow for SingTel (before dividend and tax) amounted to S$463 million, down 9.4% due to lower operational EBITDA. Dividends received from associates decreased by 34% as there was a one-off special dividend of S$140 million from Belgacom in the last corresponding quarter.

Investing activities generated a net cash inflow of S$407 million for the quarter, mainly from S$644 million received from Optus upon partial repayment of an inter-company loan. This was partially offset by S$348 million paid for additional equity interests in associates (mainly Globe Telecom).

The cash outflow for capital expenditure was S$78 million, representing 8% of operating revenue for the quarter. SingTel expects the cash capex to revenue ratio for the full year to be less than the previous guidance of low to mid teens.

Free cash flow for the current quarter amounted to S$355 million.

Net cash outflow in financing activities amounted to S$560 million. During the quarter, SingTel made the cash payment of S$502 million in respect of the buy back of its bonds contracted in September 2003.

Cash and cash equivalents for the quarter increased by S$280 million, resulting in an ending cash balance of S$1.90 billion as at 31 December 2003.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

- **Operating revenue up 14%.**
- **Operational EBITDA up 35% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA margin increased to 29.4% - up 4.5 percentage points.**
- **Profit after tax of A$126 million - up A$104 million.**
- **Free cash flow of A$210 million - up A$67 million.**

FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

- **Operating revenue up 16% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA up 42% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA margin increased to 28.9% - up 5.1 percentage points.**
- **Profit after tax of A$316 million - up A$370 million.**
- **Free cash flow of A$697 million - up A$373 million.**

	Quarter 31 Dec		YOY	Nine Months 31 Dec		YOY
	2003 A$m	2002 A$m	Chge %	2003 A$m	2002 A$m	Chge %
Operating revenue	1,657	1,454	14.0	4,959	4,056	22.3
- excluding the C1 Defence contract	1,657	1,454	13.9	4,708	4,056	16.1
Operational EBITDA	488	358	36.0	1,394	960	45.2
Operational EBITDA margin	*29.4%*	*24.6%*		*28.1%*	*23.7%*	
- excluding the C1 Defence contract	*29.4%*	*24.9%*		*28.9%*	*23.8%*	
EBIT	234	104	124.4	645	232	177.7
Net profit/ (loss)	126	22	465.5	316	(54)	nm
Free cash flow	210	143	47.0	697	324	115.2

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Third Quarter And Nine Months Ended 31 December 2003

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Operating revenue	**1,657**	**1,454**	**14.0**	**4,959**	**4,056**	**22.3**
Operating expenses	(1,171)	(1,106)	5.9	(3,587)	(3,114)	15.2
	487	349	39.4	1,372	942	45.8
Other income	1	10	-89.5	22	18	18.6
Operational EBITDA	**488**	**358**	**36.0**	**1,394**	**960**	**45.2**
- EBITDA margin	***29.4%***	***24.6%***		***28.1%***	***23.7%***	
Share of results of joint ventures	(4)	10	nm	(3)	5	nm
EBITDA	**483**	**369**	**31.2**	**1,391**	**965**	**44.3**
Amortisation of goodwill	(1)	(1)	-14.3	(2)	(2)	-
Depreciation & other amortisation	(249)	(264)	-5.6	(744)	(730)	1.9
EBIT	**234**	**104**	**124.4**	**645**	**232**	**177.7**
Net finance expense	(53)	(57)	-6.7	(155)	(179)	-13.5
Profit before exceptional items	**181**	**47**	**281.9**	**490**	**53**	**@**
Exceptional items	-	-	-	(23)	(45)	-49.3
Profit before tax	**181**	**47**	**281.9**	**467**	**8**	**@**
Tax expense	(55)	(25)	119.1	(152)	(62)	146.3
Profit /(loss) after tax	**126**	**22**	**465.0**	**316**	**(54)**	**nm**

@ denotes more than 500%

Note:
Refer to next page for amounts excluding the one-off C1 Defence contract.

SECTION III : OPTUS

Selected Income Statement Line Items Excluding The C1 Defence Contract

When the one-off revenues and expenses associated with the successful C1 satellite launch are excluded, results for the third quarter and nine months ended 31 December 2003 are as follows:

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Operating revenue	**1,657**	**1,454**	**13.9**	**4,708**	**4,056**	**16.1**
Operating expenses	(1,171)	(1,102)	6.2	(3,367)	(3,111)	8.2
Operational EBITDA	**488**	**362**	**34.7**	**1,363**	**963**	**41.5**
Operational EBITDA margin	***29.4%***	***24.9%***		***28.9%***	***23.8%***	
Profit before tax	**181**	**51**	**255.6**	**436**	**12**	**@**
Net profit/ (loss)	**126**	**25**	**410.1**	**294**	**(51)**	**nm**

@ denotes more than 500%

Underlying results excluding the C1 Defence contract and exceptional items for the current quarter compared to the preceding quarter are:

	Quarter 31 Dec 2003 A$ m	Quarter 30 Sep 2003 A$ m	Chge %
Operating revenue	**1,657**	**1,567**	**5.8**
Operating expenses	(1,171)	(1,118)	4.7
Operational EBITDA	**488**	**459**	**6.1**
Operational EBITDA margin	***29.4%***	***29.3%***	
EBIT	**234**	**209**	**12.1**
Profit before tax	**181**	**157**	**15.3**
Net profit	**126**	**111**	**13.9**

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus continued to make strong progress in this quarter towards the goals set for this financial year. Revenue increased 14%, and operational EBITDA increased 35%, compared to the same quarter last year. Compared to the preceding quarter, revenue increased by 5.8% and operational EBITDA increased by 6.1%. These comparisons exclude the impact of the C1 Defence contract.

Driven by improved margins in all divisions, Optus' operational EBITDA margin continued its improving trend, reaching 29% compared to 25% for the same quarter last year. Profit after tax for the quarter was A$126 million, a substantial increase of A$104 million over the same quarter last year.

Cash capital expenditure for the quarter was A$280 million, an increase of 13% on the same quarter last year. Year to date cash capital expenditure amounted to A$634 million, a reduction of 1.7% on the corresponding period's A$645 million. Cash capital expenditure for the year to date represented 13% of operating revenue excluding the C1 Defence contract, compared to the corresponding period's 16%.

Driven by the stronger operating performance, free cash flow continued to improve significantly. Free cash flow for the quarter was A$210 million, compared to A$143 million for the same quarter last year. For the year to date, free cash flow was A$697 million, an improvement of 115% on the corresponding period's A$324 million.

OPERATING REVENUE

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Operating revenue by division:						
Mobile	915	776	17.8	2,558	2,125	20.4
Optus business	255	244	4.8	1,007	704	43.0
Optus wholesale	116	108	7.9	325	333	-2.5
Consumer and multimedia	387	340	13.8	1,111	932	19.3
Less inter-divisional revenue (1)	(16)	(13)	20.6	(43)	(39)	9.8
Total	**1,657**	**1,454**	**14.0**	**4,959**	**4,056**	**22.3**
- excluding C1 Defence contract	***1,657***	***1,454***	***13.9***	***4,708***	***4,056***	***16.1***

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus sustained its revenue momentum and is growing approximately three times faster than the market as a whole. Operating revenue grew 14% compared to the same quarter last year. This was the eighth successive quarter of double digit revenue growth for Optus.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Mobile communications revenue [1]						
Services	813	695	17.0	2,306	1,961	17.6
Equipment	102	81	24.7	252	164	53.9
	915	**776**	**17.8**	**2,558**	**2,125**	**20.4**
Operational EBITDA [2]	**338**	**276**	**22.6**	**962**	**774**	**24.3**
- EBITDA margin	*37%*	*36%*		*38%*	*36%*	

Key Drivers	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	2,368	1,663	2,130	2,368	1,663	42.4
Postpaid	2,997	2,875	2,943	2,997	2,875	4.2
Total	**5,365**	**4,537**	**5,073**	**5,365**	**4,537**	**18.2**
Mobile penetration rate [3]	***77%***	***68%***	***74%***	***77%***	***68%***	
MOUs per subscriber per month [4]						
Prepaid [5]	55	47	69	63	39	62.0
Postpaid	132	125	130	130	122	6.5
ARPU per month (A$) [4]						
Prepaid	24	23	23	23	20	11.8
Postpaid	73	68	71	71	66	8.1
Blended	**52**	**52**	**51**	**51**	**50**	**1.4**
Data revenue as a percentage of service revenue	***14%***	***11%***	***14%***	***14%***	***11%***	
Market (000s) [6]	**15,459**	**13,414**	**14,772**	**15,459**	**13,414**	**15.2**
Market share - total [6]	***35%***	***34%***	***34%***	***35%***	***34%***	
Retail postpaid churn rate per month [7]	***1.4%***	***1.5%***	***1.4%***	***1.4%***	***1.5%***	
% GSM users through wholesale	***18%***	***18%***	***18%***	***18%***	***18%***	

Notes:

(1) *Including equipment, international outgoing and international incoming revenue.*
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) The installation of new switches completed in March 2003 has given Optus a more complete view of all free minutes provided to prepaid customers for reporting purpose.
(6) Market size and market share figures are Optus estimates.
(7) Churn now excludes customers transferring from postpaid to prepaid. Comparative data has been restated to this basis.

SECTION III : OPTUS

Optus Mobile continues to deliver profitable growth, with revenues up 18% and an EBITDA margin of 37%. This reflects a continuing successful focus on higher value customers, reductions in unit subscriber acquisition and retention costs, which fell 7.9% compared to the same quarter last year, and overall tight cost management. As expected, EBITDA margin for the quarter was down slightly on the preceding quarter due to strong subscriber acquisitions over the festive period. Under Singapore GAAP, Optus expenses subscriber acquisition and retention costs as they occur.

Mobile service revenues, which exclude sale of equipment, grew 17%. Total customers increased 18% to 5.37 million.

With Australian mobile penetration at around 77%, subscriber growth may begin to slow. Optus Mobile aims to offset any market slowdown with a continued focus on attracting higher value customers and stimulating data usage. As part of this strategy, the division launched Optus Zoo during the quarter. This is a new brand created for a comprehensive suite of mobile data services. A key element in the launch of Zoo is Optus' commitment to ensure customers have access to the majority of services without needing customised handsets.

These results show the benefits of this strategy, with post-paid minutes of use up 5.8%. Data revenues and SMS volumes both grew by more than 40%, whilst the number of messages per subscriber increased by 27%, compared to the same quarter last year. Data now accounts for 14% of service revenue.

In consequence, post-paid ARPU increased by 7.6% for the quarter. Post-paid churn remained low at 1.4%.

Mobile cash capital expenditure for the nine months was A$198 million, 31% of the Optus total and up 3.7% on the corresponding period last year. The large base station rollout programme to significantly improve coverage in targeted regional areas is in progress.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 31 Dec 2003 A$m	Quarter 31 Dec 2002 A$m	YOY Chge %	Nine Months 31 Dec 2003 A$m	Nine Months 31 Dec 2002 A$m	YOY Chge %
Business revenue						
Voice	108	101	6.7	327	298	9.8
Data and IP	81	82	-1.3	234	239	-2.1
Satellite	45	39	14.1	122	117	4.7
C1 Defence contract	-	-	-	251	-	nm
Professional services & other	21	21	1.9	73	51	43.7
Total Business revenue	**255**	**244**	**4.8**	**1,007**	**704**	**43.0**
- excluding C1 Defence contract	***255***	***244***	***4.8***	***756***	***704***	***7.4***
Wholesale revenue						
Voice	87	62	40.5	234	207	12.7
Data and IP	28	38	-27.1	89	117	-24.2
Other	2	8	-78.9	3	9	-68.5
	116	**108**	**7.9**	**325**	**333**	**-2.5**
Total revenue	**372**	**352**	**5.7**	**1,332**	**1,038**	**28.4**
- excluding C1 Defence contract	***372***	***352***	***5.7***	***1,082***	***1,038***	***4.2***
Operational EBITDA (2)	**97**	**69**	**41.0**	**301**	**209**	**43.8**
- EBITDA margin	***26%***	***20%***		***23%***	***20%***	
Operational EBITDA excluding C1 Defence contract (2)	**97**	**73**	**34.1**	**270**	**213**	**26.8**
- EBITDA margin excluding C1 Defence contract	***26%***	***21%***		***25%***	***21%***	

Key Drivers	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
Business voice minutes (m min)	1,161	1,069	1,221	3,545	3,164	12.1
Wholesale voice minutes (m min)	1,243	851	1,137	3,393	2,506	35.4
As at end of period:						
64k equivalent lines (000s) (3)	540	505	531	540	505	7.0
Buildings connected (4)	10,306	8,694	9,791	10,306	8,694	18.5

Notes:
(1) This data incorporates the Optus Business and Optus Wholesale divisions.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(4) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

SECTION III : OPTUS

Overall revenue for Optus Business and Wholesale rose 5.7% to A$372 million this quarter. This is a strong performance in the context of a highly competitive market, in which Optus remains the only credible alternative to the incumbent. Both divisions grew their top line and announced important customer wins.

The Business division continues to make gains in the corporate market, with revenue growth of 4.8% compared to the same quarter last year. This result was driven by healthy growth in corporate voice revenues, which increased by 6.7% over the previous corresponding quarter, and by 9.8% for the year to date.

The Optus satellite business is performing strongly. Revenue in the third quarter increased by 14% with an initial contribution from C1 transponders leased to Foxtel. There will be a full three months contribution in the fourth quarter.

Optus also announced plans to build two new D series satellites. A significant percentage of capacity on the D-series satellites has been pre-sold by a 15 year contract with Sky TV in New Zealand.

Optus is the leading provider of satellite TV broadcasting services in Australia and New Zealand with over 1 million dishes pointing at Optus satellites.

Overall data and IP revenues for the quarter were down 1.3%, and for the nine months, were down 2.1%. Underlying growth for domestic data and IP continues to be ahead of the market. However, Optus's challenge in the international data market continues, with excess capacity resulting in severe price pressure. In addition, revenue from this segment in the 2002/03 financial year was increased by a one-off contract that has now completed.

Optus's wholesale business reported another strong 7.9% increase in revenue compared to the same quarter last year, following the very difficult market conditions last year. This good performance was assisted by improved domestic and international voice revenues, partly as a result of the introduction of new products.

The combined margin for Business and Wholesale increased by five percentage points to 26% for the quarter, driven by growth in satellite revenue and a close focus on costs.

Capital expenditure was up 10% for the nine months to A$332 million, from A$302 million in the corresponding period last year, representing 52% of the Optus total. In this quarter there was a significant payment for Southern Cross cable capacity of A$107 million.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 31 Dec 2003 A$m	Quarter 31 Dec 2002 A$m	YOY Chge %	Nine Months 31 Dec 2003 A$m	Nine Months 31 Dec 2002 A$m	YOY Chge %
HFC voice revenue	110	106	3.6	319	295	8.0
Cable Internet & pay TV revenue (1)	63	53	18.4	183	159	15.2
HFC	**173**	**159**	**8.5**	**502**	**454**	**10.5**
Narrowband Internet revenue	30	23	27.8	84	64	31.4
Off network voice revenue	184	157	17.2	525	414	27.0
Total revenue	**387**	**340**	**13.8**	**1,111**	**932**	**19.3**
Operational EBITDA (2)	**52**	**14**	**277.0**	**132**	**(23)**	**nm**
- EBITDA margin	***14%***	***4%***		***12%***	***-2%***	

Key Drivers	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
HFC						
HFC ARPU per month (A$) (3)	113	102	110	108	98	10.4
Local telephony customers (4)	504	505	506	504	505	-0.2
Other customers (4)	24	36	24	24	36	-32.0
Total HFC customers	**528**	**541**	**531**	**528**	**541**	**-2.3**
Local telephony bundling rate (5)	***63%***	***59%***	***61%***	***63%***	***59%***	
HFC penetration (6)	***38%***	***39%***	***38%***	***38%***	***39%***	
Internet						
Dial-up delivered over HFC network	102	132	110	102	132	-22.1
Dial-up delivered off network	413	332	414	413	332	24.3
HFC broadband	132	85	122	132	85	54.7
Total Internet customers (000s)	**647**	**549**	**646**	**647**	**549**	**17.9**
Off Network						
Total local call resale customers	496	363	482	496	363	36.7
Total long distance customers	643	561	643	643	561	14.6

Notes:
(1) Including cable TV, cable interactive TV and broadband HFC Internet.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) HFC ARPU has been redefined to include dial-up Internet delivered over the HFC network.
(4) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of cable television or broadband Internet.
(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of broadband Internet, dial-up Internet or cable TV).
(6) Based on 1.4 million serviceable homes.

SECTION III : OPTUS

The Consumer's division's EBITDA margin improved again in this quarter to 14%, a ten percentage point improvement on the same quarter last year, generating a positive free cash flow of A$32 million. For the nine months to date, Consumer & Multimedia generated A$71 million of free cash flow, an improvement of A$205 million over the same period last year.

The Consumer division has now delivered positive free cash flow for four consecutive quarters, establishing a sustainable trend. This improvement has been driven by a consistent focus on high value customers.

For the quarter, top line revenue again grew strongly, up 14% compared to the same quarter last year. This reflects continued subscriber growth, but lower ARPU growth compared to the preceding quarter, as the division completes tariff rebalancing.

HFC revenue continued to grow, driven by higher ARPU, which increased by 10% compared to the same quarter last year. This reflected the success of Optus's bundling strategy, with the local telephony bundling rate standing at 63%, compared to 59% a year ago.

The total number of Internet customers increased by 18% compared to the same quarter last year. Broadband Internet customers increased by 55%. Total Internet customers now stand at 647,000. During the quarter, HFC customers continued to replace dial-up Internet access with higher ARPU broadband Internet access. Optus has now announced it will launch its DSL residential packages next month, which will provide similar migration opportunities for off network dial-up customers.

Optus's off-net telephony business continued its strong growth and higher bundling rates of the last year, with revenue increasing by 17% to A$184 million. Compared to the preceding quarter, the proportion of local telephone customers bundling with dial-up Internet climbed five percentage points to 38%.

The division's cash capital expenditure for the nine months was A$61 million, 10% of the Optus total and down 46% from A$111 million last year.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Interconnect	316	277	14.0	896	762	17.5
Outpayments & other leases	54	85	-37.2	155	265	-41.8
Traffic expenses	369	362	1.9	1,050	1,028	2.2
Selling & administrative	378	349	8.4	1,089	1,000	9.0
Staff costs	214	196	9.3	625	561	11.4
Cost of sales	209	182	14.5	798	478	66.8
- excluding C1 Defence contract	*209*	*179*	*16.7*	*578*	*475*	*21.8*
Capitalisation of costs (1)	(27)	(23)	19.5	(80)	(70)	13.7
Repair & maintenance and others	28	39	-28.8	105	118	-11.3
Total	**1,171**	**1,106**	**5.9**	**3,587**	**3,114**	**15.2**
- excluding C1 Defence contract	***1,171***	***1,102***	***6.2***	***3,367***	***3,111***	***8.2***
As a percentage of operating revenue (excluding C1 Defence contract):						
Traffic expenses	22%	25%		22%	25%	
Selling & administrative	23%	24%		23%	25%	
Staff costs	13%	13%		13%	14%	
Cost of sales	13%	12%		12%	12%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
Repair & maintenance and others	2%	3%		2%	3%	
	71%	76%		72%	77%	

	Quarter 31 Dec 2003	Quarter 31 Dec 2002	Quarter 30 Sep 2003	Nine Months 31 Dec 2003	Nine Months 31 Dec 2002	YOY Chge %
Staff statistics						
Number of employees, at end of period	8,894	8,630	8,741	8,894	8,630	3.1
Average number of employees	8,818	8,590	8,672	8,741	8,457	3.4
Revenue (excluding C1 Defence contract) per employee (A$'000) (2)	188	169	181	539	480	12.3

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Continued cost control resulted in operating costs growing at under half the rate of growth in operating revenue. As a percentage of operating revenue, operating costs were five percentage points lower for both the quarter and the nine months to date.

SECTION III : OPTUS

Traffic expenses as a percentage of operating revenue declined by three percentage points compared to the same quarter last year mainly due to lower international outpayment rates. This was partially offset by increases in interconnect costs due to Optus's higher revenue and traffic volumes. Interconnect costs were also affected by changes in product mix, particularly the growth in Consumer & Multimedia's off-network voice revenues.

Selling and administrative costs decreased as a percentage of revenue by one percentage point compared to the same quarter last year. In absolute dollar terms, selling and administration costs increased by 8.4% mainly due to the higher customer acquisition volumes reflected in Optus's 14% revenue growth. Mobile's average subscriber acquisition and retention costs per subscriber fell by 7.9% from A$190 to A$175.

Staff costs and employee numbers continued to be carefully controlled, with staff numbers increasing by 3.1%. Staff costs increased by 9.3% compared to the same quarter last year, due mainly to higher provisions for incentive costs and first time employee performance share plan costs totalling A$9 million.

The increase in cost of sales was mainly due to higher mobile and other equipment sales, partly offset by reduced cable TV programming costs.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003 A$m	2002 A$m	%	2003 A$m	2002 A$m	%
Southern Cross	(4)	10	nm	(3)	6	nm
Virgin Mobile	-	-	-	-	(1)	nm
Total	**(4)**	**10**	**nm**	**(3)**	**5**	**nm**

In the December 2002 quarter, Southern Cross recognised some one-off revenues, which was not repeated in the current quarter.

Equity accounting for Virgin Mobile was suspended since June 2002 because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Depreciation of property, plant & equipment	244	254	-3.8	721	706	2.1
Other amortisation	5	10	-52.5	23	24	-2.9
	249	**264**	**-5.6**	**744**	**730**	**1.9**
Amortisation of goodwill	**1**	**1**	**-14.3**	**2**	**2**	**-**
Depreciation as a percentage of operating revenue (excluding C1 Defence contract)	***15%***	***18%***		***16%***	***18%***	

Depreciation continued to decline as a percentage of operating revenue, reflecting continued careful capital expenditure management.

Net Finance Expense

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Interest payable to SingTel	14	*	@	46	1	@
Interest payable to others	47	65	-27.4	140	205	-31.6
Gross interest on borrowings	61	66	-6.4	187	206	-9.4
Interest capitalised	(4)	(8)	-50.0	(17)	(22)	-25.0
Net interest expense	57	58	-0.3	170	184	-7.5
Interest income	(4)	(1)	@	(15)	(5)	221.3
Total	**53**	**57**	**-6.7**	**155**	**179**	**-13.5**

** denotes less than A$500,000*

@ denotes more than 500%

Optus positive cash flow over the last 12 months resulted in lower average debt for the current quarter, compared to the same quarter last year. In consequence, gross interest expense fell by 6.4%. For the nine months to date, net interest expense was 14% lower than the corresponding period.

SECTION III : OPTUS

Exceptional Items

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Half Year 31 Dec 2003 A$ m	Half Year 31 Dec 2002 A$ m	YOY Chge %
Adjustment to proceeds from disposal of subsidiary	-	-	-	(23)	-	nm
Provision for international settlement differences	-	-	-	-	(45)	nm
Total	-	-	-	(23)	(45)	-49.3

There were no exceptional items for the current quarter.

Taxation

	Quarter 31 Dec 2003 A$ m	Quarter 31 Dec 2002 A$ m	YOY Chge %	Nine Months 31 Dec 2003 A$ m	Nine Months 31 Dec 2002 A$ m	YOY Chge %
Optus' Australian income tax expense	55	24	125.8	149	62	140.5
Share of joint ventures income tax expense	*	1	nm	3	*	nm
	55	25	119.1	152	62	146.3

@ denotes less than A$500,000

Optus's Australian income tax expense reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY
	31 Dec	31 Dec	30 Sep	31 Dec		Chge
	2003	2002	2003	2003	2002	%
	A$ m	A$ m	A$ m	A$ m	A$ m	
Net cash inflow from operating activities						
Profit before tax	**181**	**47**	**137**	**467**	**8**	@
Depreciation and amortisation	249	264	249	746	732	1.9
Share of results of associates	4	(10)	1	3	(5)	nm
Exceptional items	-	-	23	23	45	-49.3
Other non-cash items	54	58	52	156	181	-13.4
Non cash items	308	312	325	928	953	-2.7
Operating cashflow before working capital changes	489	360	462	1,396	961	45.2
Changes in operating assets and liabilities	3	30	(3)	(64)	7	nm
	491	**390**	**459**	**1,332**	**969**	**37.5**
Tax paid	(1)	*	*	(2)	*	nm
Net cash inflow from operating activities	**490**	**390**	**459**	**1,330**	**968**	**37.4**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(280)	(247)	(157)	(634)	(645)	-1.7
Adjustment to proceeds from disposal of subsidiary	-	-	(23)	(23)	-	nm
Others	(23)	(3)	32	13	(2)	nm
	(303)	**(249)**	**(148)**	**(644)**	**(647)**	**-0.4**
Net cash outflow from financing activities						
Net increase /(decrease) in loans from SingTel	(522)	815	-	(522)	815	nm
Net increase/(decrease) in other borrowings	429	(893)	(250)	129	(927)	nm
Finance lease payments (excluding interest)	-	(7)	(20)	(97)	(39)	151.4
	(93)	(85)	(270)	(490)	(151)	225.2
Net interest paid on borrowings and swaps (including finance lease interest)	(45)	(76)	(79)	(166)	(220)	-24.4
	(138)	**(162)**	**(349)**	**(656)**	**(370)**	**77.1**
Net change in cash and cash equivalents	**49**	**(21)**	**(39)**	**31**	**(49)**	**nm**
Cash and cash equivalents at beginning	39	51	78	58	79	-26.2
Cash and cash equivalents at end	**89**	**30**	**39**	**89**	**30**	**193.4**
Free cash flow (1)	**210**	**143**	**302**	**697**	**324**	**115.2**
Cash flow before borrowings (2)	**142**	**64**	**231**	**520**	**102**	**409.6**
Capital expenditure - accrual basis	**256**	**277**	**164**	**524**	**547**	**-4.2**
Cash capital expenditure to operating revenue (excluding C1 Defence contract)	***17%***	***17%***	***10%***	***13%***	***16%***	

** denotes less than A$500,000*

@ denotes more than 500%

SECTION III : OPTUS

Notes:
(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.
(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

Cash capital expenditure

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003 A$ m	2002 A$ m	%	2003 A$ m	2002 A$ m	%
Mobile	70	58	19.4	198	191	3.7
Business & wholesale	179	148	20.6	332	302	10.1
Consumer & multimedia	20	29	-29.7	61	111	-45.5
Other	11	11	-4.4	43	40	5.2
Total	**280**	**247**	**13.3**	**634**	**645**	**-1.7**

Optus continued to deliver strong cash flow growth. Free cash flow for the quarter was A$210 million, compared to A$143 million for the same quarter last year. This was achieved through sustained operational growth and careful capital management.

Free cash flow for the nine months to date was A$697 million, up 115% on the corresponding period's A$324 million.

Cash capital expenditure for this quarter included a significant payment for Southern Cross cable capacity of A$107 million. For the nine months ended 31 December 2003, cash capital expenditure was A$634 million, or 13% of operating revenue excluding the C1 Defence contract, down three percentage points on the same period last year.

Surplus cash flow for the quarter was applied to a reduction in net debt.

SECTION IV: ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS
FOR THE THIRD QUARTER ENDED 31 DECEMBER 2003

- **Ordinary profits from associates up 109% to S$424 million. This included share of Belgacom's 4Q December 2003 results of S$82 million.**

- **Belgacom recorded an exceptional pension cost upon transfer of pension obligations to the Belgian State. On a pre-tax basis, the Group's share of this cost amounted to S$249 million.**

- **Continued strong growth in contributions from regional mobile associates.**

- **Group's regional mobile subscribers (including SingTel and Optus) up 37% to 44 million. Proportionate share of subscribers up 39% to 18 million.**

- **SingPost equity accounted for as an associate from 1 April 2003. Pre-tax earnings contribution of S$11 million.**

FOR THE NINE MONTHS ENDED 31 DECEMBER 2003

- **Group's share of pre-tax ordinary earnings from associates doubled to S$1.06 billion.**

- **Including one-off exceptional losses of S$305 million (FY2002/03: S$234 million gain), the Group's share of pre-tax earnings was down 0.3% to S$755 million.**

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

	End Equity Int %	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine months 31 Dec 2003 S$ m	Nine months 31 Dec 2002 S$ m	YOY Chge %
Regional mobile associates							
Telkomsel [2]	35.0	128	85	51.5	357	195	83.1
AIS [3]	21.5	65	49	30.8	195	138	40.9
Globe Telecom [3]	40.1						
- share of results		*24*	*19*	*24.4*	*83*	*72*	*15.2*
- share of forex losses		*(3)*	*(3)*	*10.7*	*(9)*	*(4)*	*119.5*
		21	17	26.7	74	68	8.8
Bharti Telecom / Bharti Tele-Ventures [4]		25	(8)	nm	42	(23)	nm
		238	**142**	**67.8**	**668**	**378**	**76.7**
Other SingTel associates							
Belgacom S.A. [5]	13.02						
- share of results (QTD-July to Sept 03; YTD- Jan to Sept 03)		93	58	59.8	271	175	54.6
- share of results (Oct to Dec 03)		82	-	nm	82	-	nm
		175	58	201.6	353	175	101.4
SingPost [6]	31.0	11	-	nm	31	-	nm
PT Bukaka ("BSI") [3] [7]	40.0	9	-	nm	22	-	nm
New Century InfoComm ("NCIC") [3]	24.3	(5)	(5)	11.1	(16)	(15)	2.0
Others		1	(2)	nm	3	(20)	nm
SingTel share of ordinary results		**429**	**193**	**122.6**	**1,062**	**518**	**105.0**
Southern Cross	40.0	(5)	10	nm	(3)	5	nm
Virgin Mobile	31.2	-	-	-	-	(1)	nm
Optus share of ordinary results		**(5)**	**10**	**nm**	**(3)**	**4**	**nm**
Group share of profits before exceptionals		**424**	**203**	**109.2**	**1,059**	**523**	**102.7**
Share of exceptional (losses)/ profits of:							
Bharti							
- effects of Punjab licence expensed		-	-	-	(23)	-	nm
- refund of notional interest on licence fee		-	-	-	8	-	nm
- other		1	-	nm	(2)	-	nm
		1	-	nm	(16)	-	nm
Belgacom							
- pension cost		(249)	-	nm	(249)	-	nm
- provision for diminution in value of long term investment		-	-	-	(13)	-	nm
- gain on disposal of investments		-	-	-	-	250	nm
- other		(8)	-	nm	2	-	nm
		(257)	-	nm	(260)	250	nm
AIS - writeoffs and others		(1)	-	nm	(7)	(11)	-31.8
Telkomsel - impairment charge		(5)	-	nm	(5)	-	nm
Globe - impairment charge and others		-	5	nm	-	(5)	nm
APT Satellite Holdings- impairment charge	20.3	-	-	-	(7)	-	nm
APT Satellite Telecommunications [8] - impairment charge	56.2	-	-	-	(9)	-	nm
		(262)	**5**	**nm**	**(305)**	**234**	**nm**
Group share of profits after exceptionals		**163**	**208**	**-21.8**	**755**	**757**	**-0.3**

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) SingTel increased its equity interest in Telkomsel to 35% from July 2002.

(3) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the nine months ended 30 September 2003. One-off transactions between 30 September 2003 and 31 December 2003 which are material are also accounted by the Group in the current nine months.

(4) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(5) The effective interest of Belgacom after deducting minority interest is 11.72% (31 Dec 2002: 12.15%).

(6) SingPost was deconsolidated as a subsidiary from 1 April 2003 following SingTel's divestment of 69% equity interest. Accordingly, SingPost was equity accounted for as an associate from 1 April 2003.

(7) BSI was re-equity accounted for from quarter ended 31 March 2003.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

(8) SingTel holds a direct equity interest of 45% and an indirect equity interest of 11.2% in APT Satellite Telecommunications Ltd. The indirect interest was held via SingTel's equity interest of 20.33% in APT Satellite Holdings Limited, which in turn holds 55% of APT Satellite Telecommunications Ltd. As SingTel does not have control over APT Satellite Telecommunications Ltd, the investment is not accounted for as a subsidiary in the Group's books.

In the current quarter, the Group's share of ordinary earnings from its associates more than doubled to S$424 million, compared to a year ago.

The increase was attributable to the strong performance of the regional mobile associates as well as contributions from BSI and SingPost which were equity accounted for as associates from 1 January 2003 and 1 April 2003 respectively.

Another reason was the equity accounting of Belgacom's 4Q December 2003 results in the current quarter to align its financial period to that of SingTel for consolidation purpose. SingTel's share of Belgacom's 4Q results was S$82 million (excluding the pension cost which was classified as an exceptional item) on a pre-tax basis.

Including one-off exceptional losses of S$262 million (3Q FY2002/03: S$5 million gain), the Group's share of associates' pre-tax earnings was S$163 million, accounting for 19% (3Q FY2002/03: 41%) of the Group's profit before exceptional items and tax.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with a market share of approximately 51% as at 31 December 2003. Its total subscriber base has increased over 60% to 9.6 million – 1.0 million postpaid and 8.6 million prepaid – from 6.0 million a year before. The increase was 9% compared to the preceding quarter.

SingTel's share of Telkomsel's pre-tax profit for the nine months ended December 2003 of S$357 million was based on an equity interest of 35% compared to 22.3% for four months up to July 2002 and 35% for five months up to December 2002 in the last corresponding period. A strong operational performance and the strengthening of the Indonesian Rupiah contributed to the strong growth in the Group's share of Telkomsel's earnings.

Telkomsel incurred an asset impairment charge on certain property, plant and equipment that was to be replaced earlier than anticipated. SingTel's share of this exceptional charge in the quarter amounted to S$5 million.

In view of its strong cash flows, Telkomsel bought back US$17 million or 11% of its own bonds in the December 2003 quarter.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a whole range of mobile, local, long distance and international telephone services, leased lines and data communications. Its mobile subsidiary, Proximus-Belgacom Mobile, is the market leader in Belgium.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

In the current quarter, SingTel's share of Belgacom's 3Q pre-tax profit ended 30 September 2003 increased by 60% to S$93 million, bolstered by a strengthening of the Euro, higher mobile revenues and lower operating expenses.

SingTel also equity accounted for Belgacom's 4Q December 2003 profit of S$82 million in the quarter, bringing the total share of pre-tax ordinary results to S$175 million (see page 50).

In late December 2003, Belgacom transferred all its accrued and future pension fund statutory obligations related to its statutory employees to the Belgian State. SingTel's share of this exceptional pension cost amounted to S$249 million on a pre-tax basis and S$148 million after tax and minority interest.

The exceptional gains of S$250 million from Belgacom for the nine months ended 31 December 2002 comprised a gain on disposal of Belgacom's investment in BEN Nederland, a mobile communications operator in the Netherlands, and a gain on disposal of subsidiary, Belgacom France.

In this quarter, SingTel also recorded as an exceptional gain S$142 million on the partial disposal of its equity interest in Belgacom and a resultant loss on dilution of S$90 million from Belgacom's and ADSB's share repurchases. SingTel's effective equity interest in Belgacom after the share repurchases was reduced from 12.15% to 11.72%.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 31 December 2003, it was also the third largest listed company on the Stock Exchange of Thailand.

SingTel's share of AIS ordinary profits for the quarter increased by 31% to S$65 million compared to the same quarter last year. This impressive result was attributable to the strong growth in subscriber base as well as effective cost management.

AIS continues to retain its market leader position in the competitive mobile environment with a 60% market share as at 31 December 2003.

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services provider in the Philippines and is listed on the Philippine Stock Exchange.

For the nine months ended 30 September 2003, Globe's service revenue grew 23% year on year, driven by strong growth in subscribers. For the 30 September 2003 quarter, Globe reported lower pre-tax profits compared to the preceding quarter due to higher operating expenses, increased depreciation and higher financing cost.

As at 31 December 2003, Globe had 8.9 million mobile subscribers, an increase of 35% from a year ago.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

On 30 October 2003, SingTel completed the purchase of 15.64 million common shares of Globe at Peso 680 per share, amounting to S$339 million. On 12 November 2003, SingTel sold 3.75 million common shares of Globe in the open market at Peso 765 per share to meet demand for Globe shares and increase its liquidity in the market. Consequently, a gain on disposal was recorded in SingTel's exceptional gains for the quarter.

SingTel's equity interest in Globe as at 31 December 2003 was 40.1% compared to 29.1% a quarter ago.

Bharti Group ("Bharti")

Bharti Tele-Ventures is India's leading private sector provider of telecommunications services with approximately 5.5 million mobile customers as at 31 December 2003 (82% prepaid and 18% postpaid), almost double that of a year ago. The company through its subsidiary companies also provides fixed-line, VSAT, Internet services and network solutions. Bharti Tele-Ventures Ltd is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai.

Bharti today offers mobile services in fifteen (out of twenty-three) licence circles and runs fixed line phone services in five provinces in India. As at 31 December 2003, approximately 91% of India's total number of mobile subscribers resided in Bharti's mobile circles.

Bharti's revenue for the December quarter rose 50% while operating expenses increased by a lower 13%, leading to better operating profit margins of 37% compared to 28% a year ago.

In November 2003, Bharti applied for the grant of licences to provide unified access services (include basic and cellular services) in six new circles. Letters of Intent in respect of these applications have been received from the Licensing Authority.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which have been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Group revenue						
Singapore	973	1,171	-16.9	3,021	3,551	-14.9
Overseas	2,048	1,435	42.7	5,810	3,979	46.0
	3,021	**2,606**	**15.9**	**8,831**	**7,530**	**17.3**
Proportionate share of operating revenue of associates						
Singapore	55	41	34.2	153	118	29.6
Overseas	1,437	880	63.4	3,445	2,477	39.1
	1,492	**921**	**62.1**	**3,599**	**2,595**	**38.7**
Enlarged revenue	**4,513**	**3,527**	**28.0**	**12,430**	**10,125**	**22.8**
Comprising						
SingTel	973	1,171	-16.9	3,021	3,551	-14.9
Optus	2,048	1,435	42.7	5,810	3,979	46.0
Regional Mobile Associates	620	488	27.1	1,794	1,326	35.4
Belgacom	755	311	142.5	1,465	888	65.0
Others	117	121	-3.5	340	382	-10.9
Enlarged revenue	**4,513**	**3,527**	**28.0**	**12,430**	**10,125**	**22.8**
% of overseas rev to Group rev	***68%***	***55%***		***66%***	***53%***	
% of overseas rev to enlarged rev	***77%***	***66%***		***74%***	***64%***	

Based on the enlarged revenue, the contribution of overseas revenue rose by eleven percentage points to 77% in the current quarter, reflecting the success of the Group's overseas diversification efforts.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate EBITDA [1]	Quarter 31 Dec 2003 S$m	Quarter 31 Dec 2002 S$m	YOY Chge %	Nine Months 31 Dec 2003 S$m	Nine Months 31 Dec 2002 S$m	YOY Chge %
Operational EBITDA						
SingTel	505	587	-13.9	1,547	1,849	-16.3
Optus	602	354	70.1	1,634	942	73.4
	1,107	941	17.7	3,181	2,791	14.0
Proportionate share of EBITDA of associates						
Regional Mobile Associates	378	244	54.7	1,037	644	60.9
Belgacom	295	124	138.3	600	348	72.2
Singapore	22	8	166.7	64	7	@
Others	27	36	-24.7	87	67	28.9
	722	412	75.1	1,787	1,067	67.4
Compensation from IDA	84	84	-	253	253	-
Total proportionate EBITDA	1,914	1,437	33.1	5,221	4,111	27.0
EBITDA margin on enlarged revenue	42%	41%		42%	41%	
Overseas EBITDA as a % of total EBITDA	68%	53%		64%	49%	

@ denotes more than 500%

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective associates' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA increased by 33% on a year on year basis, boosted by a strong 75% increase in EBITDA contribution from the associates.

Overseas EBITDA contributed a significant 68% to the Group's EBITDA for the quarter from 53% in the last corresponding quarter.

Proportionate share of mobile subscribers [1]	Total Number 31 Dec 2003	Total Number 31 Dec 2002	Prorata Number 31 Dec 2003	Prorata Number 31 Dec 2002	Prorata Number 30 Sep 2003
(In 000s)					
SingTel Mobile	1,534	1,555	1,534	1,555	1,518
Optus	5,365	4,537	5,365	4,537	5,073
	6,899	6,092	6,899	6,092	6,591
Regional Mobile Associates					
- AIS	13,239	10,663	2,849	2,298	2,736
- Globe	8,860	6,572	3,548	1,910	2,349
- Telkomsel	9,589	6,011	3,356	2,104	3,078
- Bharti Group	5,501	2,775	1,562	723	1,311
	37,189	26,021	11,315	7,035	9,474
Asia	44,088	32,113	18,214	13,127	16,065
Belgacom	3,707	3,590	434	436	452
Group	47,795	35,703	18,648	13,563	16,517

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the associate at the respective dates.

The SingTel Group's regional mobile subscriber base (including SingTel and Optus) increased 37% year on year to over 44 million as at 31 December 2003. On a proportionate share basis, the increase was 39% to over 18 million.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Cash dividends from associates	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Regional mobile associates						
AIS	-	-	-	95	10	@
Telkomsel	-	28	nm	77	56	38.8
Globe	-	-	-	21	-	nm
	-	**28**	**nm**	**193**	**66**	**191.4**
Belgacom	-	140	nm	72	197	-63.3
SingPost	90	-	nm	225	-	nm
BSI	22	-	nm	36	-	nm
Others	1	3	-67.9	2	7	-68.7
Total	**113**	**170**	**-33.9**	**528**	**270**	**95.4**

@ denotes more than 500%

Dividends from the associates amounted to S$113 million, 34% lower than the last corresponding quarter due mainly to a one-off special dividend of S$140 million paid by Belgacom in the last corresponding quarter.

In the current quarter, SingPost made the final S$90 million payment for the special dividend declared in the previous financial year.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Belgacom	Globe
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1996**	**1993**
Effective shareholding (%)	35.0%	28.46%	21.52%	11.72%	40.05%
Investment to date *	S$1.93 bil	S$1.13 bil	S$870 mil	S$897 mil	S$757 mil
Closing market share price (1)	NA	INR 105.1	THB 85.0 (5) THB 84.5 (6)	NA	PHP 860
Market capitalisation					
- Total	NA	S$7.25 bil	S$10.71 bil	NA	S$3.73 bil
- SingTel holding	NA	S$2.06 bil	S$2.30 bil	NA	S$1.49 bil
Operational Performance :					
Mobile penetration rate (2)	8%	2.1%	35%	81%	24%
Market share (2)	51%	25%	60%	52%	41%
Market position (3)	#1	#1	#1	#1	#2
Mobile subs ('000)					
- Aggregate	9,589	5,501	13,239	3,707	8,860
- Proportionate	3,356	1,562	2,849	434	3,548
Growth in mobile subs (%) (4)	60%	98%	24%	3%	35%

* Inclusive of minority interests

Notes:

(1) Based on closing market price on 31 December 2003, in local currency.

(2) Based on latest data available as at 31 December 2003, except for Globe, which is based on data as at 30 September 2003.

(3) Based on number of cellular subscribers. For Bharti, it is based on number of GSM cellular subscribers only.

(4) Compared against 31 December 2002.

(5) Based on local market price.

(6) Based on foreign market price.

SECTION V: GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Associate(s)"	This refers to an associated or joint venture company of the Group.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"GPRS"	General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilises the network when there is data to be sent.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"Statutory employee"	Statutory employees of Belgacom are persons employed under administrative law status comparable to a civil servant. The employment is governed by a set of rules and regulations that are specific to Belgacom and that are the result of collective bargaining between Belgacom and the trade unions.

CONSOLIDATED BALANCE SHEETS

	As at		
	31 Dec 2003 (Unaudited) S$ million	31 Dec 2002 (Unaudited) S$ million	31 Mar 2003 (Audited) S$ million
Current assets			
Cash and cash equivalents	2,011	729	949
Short term investments	481	255	108
Trade and other debtors	2,351	1,887	2,127
Inventories	237	435	383
	5,080	3,305	3,567
Non-current assets			
Intangibles	588	504	521
Goodwill on consolidation	9,878	10,629	10,295
Property, plant and equipment (net)	12,528	13,150	12,725
Associated companies	5,361	4,735	4,846
Joint venture companies	321	279	359
Long term investments	155	336	227
Deferred tax asset	1,001	333	953
Other non-current assets	121	287	177
	29,953	30,253	30,103
Total assets	35,033	33,559	33,671
Current liabilities			
Trade and other creditors	2,587	2,402	2,696
Provisions	19	19	19
Advanced billings	522	497	759
Deferred income	51	-	-
Current income tax	336	399	478
Borrowings (unsecured)	103	559	428
Borrowings (secured)	1,078	291	340
	4,695	4,166	4,719
Non-current liabilities			
Borrowings (unsecured)	8,964	9,058	8,946
Borrowings (secured)	127	1,029	958
Long term advance billings	1,175	1,609	1,195
Other non-current liabilities	311	260	204
Deferred income tax	583	681	603
Deferred income	1,165	1,512	1,426
	12,324	14,148	13,332
Total liabilities	17,019	18,314	18,052
Net assets	18,013	15,245	15,619
Share capital and reserves			
Share capital	2,675	2,674	2,674
Translation reserve	839	(40)	210
Other reserves	14,388	12,212	12,586
Interests of shareholders of the Company	17,901	14,846	15,470
Minority interests	113	399	149
	18,013	15,245	15,619

Certain comparatives have been reclassified to conform with current period's presentation.

STORICAL FINANCIAL SUMMARIES

Million	Quarterly FY2003/04									Quarterly FY2002/03												YTD	
	3Q			2Q			1Q			4Q			3Q			2Q			1Q			Nine Mths	Full Yr
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	FY2004	FY2003
ome Statement																							
Operating revenue	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	8,831	10,259
Operating expenses (excl. Depreciation)	(470)	(1,447)	(1,917)	(504)	(1,326)	(1,830)	(516)	(1,428)	(1,944)	(647)	(1,133)	(1,779)	(596)	(1,091)	(1,687)	(577)	(981)	(1,557)	(555)	(984)	(1,539)	(5,690)	(6,562)
Operating profit	503	601	1,105	499	521	1,020	529	487	1,016	533	416	950	575	344	919	606	299	905	642	281	923	3,141	3,697
Other income	2	1	3	8	12	21	6	12	17	14	(12)	2	12	10	22	8	11	19	6	(3)	4	40	46
Operational EBITDA	505	602	1,107	507	533	1,040	535	499	1,033	547	404	952	587	354	941	614	310	924	648	278	926	3,181	3,743
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	253	337
Share of results of associates	168	(5)	163	303	(2)	301	288	3	291	278	(3)	275	198	10	208	377	11	388	178	(17)	162	755	1,032
EBITDA	757	597	1,354	894	532	1,426	907	502	1,409	910	401	1,311	869	364	1,233	1,075	321	1,396	911	261	1,172	4,188	5,112
Depreciation & amortisation	(326)	(308)	(634)	(325)	(287)	(612)	(327)	(277)	(604)	(344)	(279)	(623)	(351)	(261)	(612)	(351)	(232)	(583)	(354)	(226)	(579)	(1,850)	(2,396)
Earnings before interest & income tax (EBIT)	431	289	720	570	244	814	580	225	805	566	123	688	518	103	622	723	90	813	558	35	593	2,338	2,716
Net finance income / (expense)	195	(66)	129	(33)	(60)	(93)	(37)	(56)	(93)	(76)	(58)	(133)	(56)	(56)	(112)	(103)	(59)	(162)	(60)	(60)	(120)	(56)	(527)
Profit before exceptional items	626	223	849	537	184	721	543	169	712	490	65	555	462	47	510	620	31	651	498	(25)	473	2,282	2,189
Exceptional items	186	-	186	4	(27)	(22)	703	-	703	(718)	-	(718)	(26)	-	(26)	6	(44)	(38)	(37)	-	(37)	867	(819)
Profit before tax	812	223	1,036	541	158	699	1,246	169	1,415	(228)	65	(164)	436	47	484	626	(13)	613	461	(25)	436	3,149	1,370
Taxation	(133)	(68)	(201)	(178)	(55)	(232)	(174)	(56)	(230)	(131)	348	216	(182)	(25)	(207)	(178)	(19)	(198)	(58)	(16)	(74)	(663)	(263)
Profit after taxation	679	156	835	363	103	467	1,072	113	1,185	(358)	411	53	254	22	277	448	(33)	416	403	(42)	361	2,486	1,107
Minority interests	19	-	19	6	-	6	13	-	13	260	-	260	19	-	19	(1)	-	(1)	16	-	16	38	294
Profit attributable to shareholders	698	156	854	369	103	473	1,085	113	1,198	(99)	411	313	274	22	296	448	(33)	415	418	(42)	377	2,524	1,401
oup Operating Revenue Composition																							
Mobile communications	207	990	1,197	208	865	1,071	201	812	1,012	203	722	925	205	675	880	211	616	827	207	607	813	3,280	3,445
National telephone	140	514	654	141	478	618	147	425	573	138	373	512	140	364	504	148	316	464	144	315	458	1,845	1,937
Data and Internet	279	243	522	279	217	496	282	204	486	274	191	465	288	185	473	298	179	477	307	173	480	1,504	1,895
International telephone	180	87	267	194	83	278	201	57	258	206	77	283	206	59	265	231	63	293	250	76	326	802	1,167
IT and engineering services	113	36	148	124	20	144	132	19	150	192	20	212	157	21	178	117	16	133	112	13	125	443	648
C1 defence contract	-	*	-	-	40	40	-	250	250	-	29	29	-	-	-	-	-	-	-	-	-	290	29
Postal services	-	-	-	-	-	-	-	-	-	84	-	84	92	-	92	85	-	85	87	-	87	-	348
Directory advertising	-	-	-	-	-	-	17	-	17	20	-	20	16	-	16	19	-	19	17	-	17	17	71
Miscellaneous [(1)]	54	179	233	58	145	203	66	149	215	64	137	201	68	130	198	75	90	165	75	81	155	651	718
	973	2,048	3,021	1,003	1,847	2,849	1,045	1,915	2,960	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	8,831	10,259
oup Operating Expenses Composition																							
Selling and administrative	116	467	583	121	408	529	124	401	524	156	385	541	147	344	491	134	317	452	145	319	465	1,636	1,948
Traffic expenses	119	456	575	122	402	524	117	373	490	147	351	498	138	358	496	158	318	476	149	333	482	1,590	1,951
Staff costs	141	237	378	156	227	382	151	191	342	176	168	344	167	171	338	174	150	324	163	161	324	1,102	1,329
Cost of sales	75	258	333	82	258	339	102	418	520	142	192	334	127	180	307	85	159	245	81	130	211	1,192	1,097
Repair and maintenance	27	42	70	29	43	71	27	42	69	37	36	73	22	32	54	35	39	74	27	37	64	210	265
Others	(8)	(14)	(22)	(6)	(11)	(17)	(5)	4	(1)	(12)	1	(11)	(4)	6	2	(10)	(3)	(13)	(11)	5	(6)	(39)	(28)
	470	1,447	1,917	504	1,326	1,830	516	1,428	1,944	647	1,133	1,779	596	1,091	1,687	577	981	1,557	555	984	1,539	5,690	6,562
Depreciation	162	302	464	162	276	439	165	266	431	196	268	464	186	250	437	190	223	412	197	220	417	1,333	1,730
y Revenue Drivers																							
ngTel:																							
IT Outgoing Mins Total (million) (QTD/YTD)	233			235			234			235			227			250			274			702	986
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.480			0.481			0.498			0.542			0.530			0.558			0.545			0.479	0.542
Res Working DEL (000s)	1,122			1,130			1,137			1,145			1,150			1,153			1,155			1,122	1,145
Biz Working DEL (000s)	766			767			771			775			779			782			784			766	775
Total Working DEL (000s)	1,888			1,896			1,908			1,921			1,929			1,935			1,940			1,888	1,921
Total Cellular Subscribers (000s)	1,534			1,518			1,530			1,548			1,555			1,514			1,495			1,534	1,548
Cellular ARPU (YTD/QTD) (S$)																							
- Postpaid	70			70			67			69			70			72			74			69	72
- Prepaid	18			18			15			16			17			16			16			16	16
ptus:																							
Total Cellular Subscribers (000s)		5,365			5,073			4,888			4,722			4,537			4,341			4,226		5,365	4,722
Cellular ARPUs (QTD/YTD) (A$)																							
- Postpaid		73			71			70			68			68			66			63		71	66
- Prepaid		24			23			22			21			23			18			21		23	21
Consumer Broadband Customers (000s)		528			531			530			540			541			542			541		528	540

(1) - comprises revenue from sale of equipment, aeronautical and maritime, paging service, cable television, lease of satellite transponders and miscellaneous income.

* *denotes less than S$500,000*

C2C PTE LTD– KEY INFORMATION

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003 respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Memorandum Of Understanding On C2C Debt Restructuring

On 12 January 2004, SingTel announced that SingTel and C2C have reached agreement-in-principle with C2C's banking syndicate (the "**Lenders**") regarding the main commercial terms and conditions of a consensual restructuring of C2C's **US$650 million** senior secured credit facility.

The terms and conditions of the restructuring have been set out in a Memorandum Of Understanding ("**MOU**") executed by the parties on 9 January 2004. Closing of the restructuring is conditional upon, inter alia, finalisation of satisfactory documentation.

Under the MOU, amongst other things, the principal amount outstanding of approximately **US$592 million** and certain other amounts payable under or in connection with the total debt will be structured into 3 tranches as follows :

(a) the first tranche of approximately **US$200 million** will be subject to a debt buy-back by C2C from the Lenders at a discount of 45% and retired ("**Retired Debt**").

(b) Tranche A of approximately **US$200 million** which has a maturity period of 7 years.

(c) Tranche B comprises the balance with a maturity period of 12 years.

The security provided for the existing debt i.e. the shares and assets of C2C will continue to be security for Tranche A and B.

The proposed restructuring envisages that funding of up to **US$225 million** is to be made available to C2C by SingTel. Part of such funding is to be secured and rank pari passu with the Lenders' Tranche A. The **US$225 million** funding is to be convertible at the option of SingTel into equity in C2C or capacity on the C2C network.

Out of the **US$225 million** funding, **US$110 million** is to be made available to C2C for the buyback of the Retired Debt, and the balance **US$115 million** as a working capital facility available to C2C.

C2C PTE LTD– KEY INFORMATION (continued)

Financials

The net book value of assets of C2C consolidated in the Group's balance sheet as at 31 December 2003 are as follows:

Cash and bank balances – **US$8.5 million** (S$14.5 million) (fixed charge)
Property, plant and equipment – **US$1,210 million** (S$2,055 million) (assignment/fixed charge)
Other assets – **US$ 56.1 million** (S$95.2 million) (assignment/ fixed/floating charge)

As at 31 December 2003, C2C had an outstanding balance of **US$600 million** (including interest accrued) under the secured financing facility from the Lenders classified as current liabilities in the balance sheet.

In accordance with Singapore GAAP, C2C continues to be consolidated as a subsidiary company in the SingTel Group's books even though its carrying value in SingTel's consolidated accounts is nil as at 31 March 2003.

Summary Income Statements (1)	Quarter		YOY Chge	Nine Months		YOY Chge
	31 Dec 2003 US$ m	31 Dec 2002 US$ m	%	31 Dec 2003 US$ m	31 Dec 2002 US$ m	%
Operating revenue	15	16	-5.2	45	46	-0.6
Operational EBITDA	5	3	55.2	13	9	49.4
Depreciation	(20)	(28)	-27.1	(57)	(80)	-28.3
EBIT	(15)	(24)	-38.4	(44)	(71)	-37.8
Net finance expense	(7)	(8)	-14.2	(16)	(25)	-33.5
Net loss	(22)	(33)	-32.1	(61)	(96)	-36.7

Note:
(1) After elimination within C2C group of companies.

The results of operations and financial condition of the C2C Group as at 31 December 2003 are prepared on the basis that C2C is a going concern.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 31 Dec		YOY Chge	Nine Months 31 Dec		YOY Chge
	2003 S$m	2002 S$m	%	2003 S$m	2002 S$m	%
Operating revenue	**2,048**	**1,435**	**42.7**	**5,810**	**3,979**	**46.0**
Operating expenses	(1,447)	(1,091)	32.6	(4,201)	(3,056)	37.5
Other income	1	10	-92.1	25	18	33.7
Operational EBITDA	**602**	**354**	**70.1**	**1,634**	**942**	**73.4**
- EBITDA margin	***29.4%***	***24.7%***		***28.1%***	***23.7%***	
Share of results of joint ventures	(5)	10	nm	(3)	4	nm
EBITDA	**597**	**364**	**64.0**	**1,631**	**947**	**72.3**
Amortisation of goodwill	(1)	(1)	50.0	(2)	(2)	23.5
Depreciation & amortisation	(307)	(260)	18.1	(871)	(717)	21.5
EBIT	**289**	**103**	**179.6**	**758**	**228**	**231.9**
Net finance expense	(66)	(56)	16.9	(181)	(175)	3.3
Profit before exceptional items	**224**	**47**	**372.5**	**577**	**53**	**@**
Exceptional items	-	-	-	(27)	(44)	-39.4
	224	47	372.5	550	9	@
Taxation	(68)	(25)	172.7	(178)	(61)	193.7
Profit /(loss) after tax	**156**	**22**	**@**	**372**	**(52)**	**nm**

@ denotes more than 500%

OPTUS FINANCIALS IN SINGAPORE DOLLARS (continued)

The Optus' contribution to the Group operating revenue by product/ service (in Singapore dollars) is:

	Quarter 31 Dec 2003 S$ m	Quarter 31 Dec 2002 S$ m	YOY Chge %	Nine Months 31 Dec 2003 S$ m	Nine Months 31 Dec 2002 S$ m	YOY Chge %
Operating revenue by product/ service						
Mobile communications	990	675	46.6	2,666	1,898	40.5
National telephone	514	364	41.3	1,417	995	42.4
Data & Internet	243	185	31.0	663	537	23.4
Sale of equipment	126	80	57.1	319	160	99.1
C1 Defence contract	*	-	nm	290	-	nm
International telephone	87	59	46.9	227	198	14.4
Cable television	45	35	28.4	130	110	18.4
IT & engineering services	36	21	68.2	74	50	47.9
Others	9	15	-42.2	25	31	-22.0
Total	**2,048**	**1,435**	**42.7**	**5,810**	**3,979**	**46.0**

** denotes less than S$500,000*

The Optus' contribution to certain Group balance sheet items is:

	As at 31 Dec 2003 S$ m	As at 30 Sep 2003 S$ m	As at 31 Mar 2003 S$ m
Property, plant and equipment (net)	**7,026**	**6,561**	**6,151**
Gross debt (1)			
Current debt	159	112	492
Non-current debt	3,197	2,616	2,576
Gross debt as reported in balance sheet	3,356	2,728	3,068
Related net hedging liability/ (asset)	199	48	(138)
	3,554	2,776	2,929
Less: cash and bank balances	(113)	(47)	(62)
Net debt (1)	**3,442**	**2,730**	**2,868**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,506**	**5,565**	**5,774**
Gross debt (1)			
Current debt	125	95	462
Non-current debt	2,505	2,219	2,418
Gross debt as reported in balance sheet	2,630	2,314	2,880
Related net hedging liability/ (asset)	156	41	(130)
	2,786	2,355	2,750
Less: cash and bank balances	(89)	(39)	(58)
Net debt (1)	**2,697**	**2,315**	**2,692**

Note:

(1) Excludes borrowing from SingTel.

SingTel

Financial results presentation

Q3 FY04: quarter ended 31st December 2003

5th February 2004

orward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

“$” means Singapore dollars unless otherwise indicated.

Asia's leading communications company

SingTel

Lee Hsien Yang

President & Chief Executive Officer

Q3 FY04 NPAT pre-goodwill: up 121%

Group performance on track	NPAT pre-goodwill $1.0bn	Group free cash flow* 25%
SingTel – cash flow engine	Free cash flow* $355m	Operational EBITDA margin 52%
Optus – challenger focused on returns	Strong revenue growth (A$) 14%	Operational EBITDA margin 29%
Regional mobile – earnings driver	Regional mobile customers up 43%	Regional mobile earnings** 68%

* Operating cash less cash capex

** Excluding exceptionals

uccessful transformation continues

portionate EBITDA side Singapore — **68%**



Belgacom & others 17%
SingTel 32%
Regional mobile 20%
Optus 31%

Milestones

- Belgacom IPO on track ✓
- C2C debt restructuring – MOU reached ✓
- Temasek placement increases free float — 35%

Group Q3 results – strong earnings growth

NPAT pre-goodwill up 121% to $1,018m

Statutory results ($m)	3 months to Dec 03	3 months to Dec 02	Increase/ (decrease) %
Operating revenue	3,021	2,606	16%
Operational EBITDA	1,107	941	18%
Operational EBITDA margin	36.6%	36.1%	N/m
Associates - ordinary	424	203	109%
Associates - exceptional	(262)	5	N/m
EBITDA*	1,354	1,233	10%
EBITDA – excl associates' exceptionals*	*1,616*	*1,228*	*32%*
Intercompany loan – FX gain	223	-	N/m
Exceptional items	186	(26)	N/m
NPAT pre-goodwill	1,018	461	121%
NPAT	854	296	188%

* Operational EBITDA+IDA compensation+share of results of associates

SingTel



SingTel

SingTel: Q3 results

Operational EBITDA margin improves to 52%

gTel (ex-Optus))	3 months to Dec 03	3 months to Dec 02	(Decrease) %	Trend excl SYP & SingPost
erating revenue	973	1,171	(17%)	(8%)
rating expenses	(470)	(596)	(21%)	(12%)
rational EBITDA	505	587	(14%)	(6%)
erational EBITDA margin	52%	50%	N/m	N/m

ingTel: Q3 revenue trends

Data and mobile revenues stabilising vs Q2

	Q3 FY04 vs Q3 FY03	
ata & Internet	Broadband lines growth ↑ 88% ILC revenue ↓ 23%	Data & Internet revenue ↓ 3%
lobile	Lower postpaid churn 1.1% Customer base 1.53m	Mobile revenue ↑ 1%
nternational elephone	Market share 77% Collection rate per minute ↓ 13%	Int'l Telephone revenue ↓ 12%
ˉ & ngineering ervices	China IT impacted by SARS IT demand slows in Singapore	IT revenue ↓ 28%

ingTel: careful cost control

Operational EBITDA margin 52%

Opex down ↓ 21%

Opex (excl SingPost/SYP)	↓ 12%
Staff costs*	↓ 3%
Traffic expenses*	↓ 4%
Selling & admin expenses*	↓ 12%

Strong free cash flow $355m

($m)	Q3 FY04	Q3 FY03
Cash from operations	**463**	511
SingPost special dividend	**90**	0
Belgacom special dividend	**0**	140
Other dividends	**23**	30
Tax	**(143)**	(179)
Op. cash before interest	**433**	502
Cash capex	**(78)**	(130)
Free cash flow**	**355**	372

el * Excluding SingPost and SYP

** Operating cash less cash capex

SingTel



Optus

Optus: 14% revenue growth

- EBITDA margin expands to 29%

Statutory results (A$m)	3 months to Dec 03	3 months to Dec 02	% Increase
Operating revenue	1,657	1,454	14%
Operational EBITDA	488	358	36%
Operational EBITDA margin	29%	25%	
EBITDA	483	369	31%
EBIT	234	104	124%
NPAT	126	22	

ptus Mobile: total revenues up 18% to A$915m

- Operational EBITDA margin at 37%

Double digit growth in service revenues sustained


Mobile service revenue (A$m)
17%
695
813
Q3 FY03
Q3 FY04

Market share 35%

5.4m customers ↑ 18%

Post-paid ARPU ↑ 8%

Optus Business and Wholesale: revenue up 6%

- Combined margin improves to 26% - EBITDA grows by 34%*

Revenue growth in both divisions



Business & W sale rev (A$m)
108
244
116
255
Wholesale
8%
Business
5%
Q3 FY03
Q3 FY04

Leading provider of satellite TV broadcasting services

Satellite revenues — 14%

New D series satellites planned — ✓

* Excluding C1 contract costs in prior period

)ptus Consumer: cash flow growth continues

Margin improves and capex declines

EBITDA margin	14%



EBITDA margin
14%
A$32m
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04

Total revenues	↑ 14%
HFC revenues	↑ 9%
Off network voice & dial up internet revenues	↑ 19%
Off network local telephony customers on bundled plans	38%
Consumer DSL on track for launch in Q4	✓

* Operational EBITDA less cash capex

Optus: strong trend of cash flow growth

Free cash flow* ↑ **47%**



Free cash flow* (A$m)
143
210
Q3 FY03
Q3 FY04

Operating cash growth and capital management

Operating cash	↑ 26%
Cash capex	A$280M
Cash capex : revenue	17%

rating cash less cash capex

SingTel

Associates

egional mobile: customers up 43%

Total mobile base including SingTel & Optus : 44m customers

Rapid growth of customer base


Aggregate mobile subscribers
+43%
26m
37m
Telkomsel
Bharti
AIS
Globe
Dec 02
Dec 03

Regional mobile earnings* 68%

($m)	3 months to Dec 2003	Increase %
Telkomsel	128	52%
AIS	65	31%
Globe	21	27%
Bharti	25	N/m
Regional Mobile	238	68%

* Excludes exceptionals

Tel

ssociates : profit & dividend growth

Associates contribution (before exceptionals) 109%

$m)	3 mths to Dec 03	Increase/ (decrease) %
Regional Mobile	238	68%
Belgacom (Jul-Sep)	93	60%
Belgacom (Oct-Dec)	82	N/m
Singapore Post	11	N/m
BSI (Bukaka SingTel)	9	N/m
Other*	(9)	N/m
Total	424	109%
Exceptionals	(262)	N/m
Total	163	(22%)

* Including Optus associates

Ordinary dividends increased sharply YTD 152%



Dividends received ($m)
270
528
Belgacom special dividend $140m
SingPost special dividend $200m
Belgacom
All others**
AIS
Telkomsel
Nine months ended Dec 02
Nine months ended Dec 03

* * includes Globe, BSI, SingPost and all others

SingTel


SPECIMEN

Cash flow and balance sheet

Group free cash flow*: up 25%

Stronger cash flows from international expansion



+ 25%
521
652
Assoc dividends
Optus
SingTel
Q3 FY03
Q3 FY04

* Operating cash less cash capex

** Excluding finance lease repayments

Modest increase in net debt

$ million	Q3 FY04	Q3 FY03
Group FCF*	652	521
Interest**	(113)	(157)
Net investment in Assoc (mainly Globe)	(259)	-
Settlement of bond buyback	(502)	-
Others***	(195)	192
Decrease/(increase) in net debt	(417)	556

*** Including purchase of short term investments, monetisation of assets, forex movements and finance lease payments

Leverage at comfortable level

Net debt stabilising **$8.5bn**


Net Debt ($bn)
10.1
9.6
8.2
8.1
8.5
SingPost/SYP proceeds
FY03 dividend payment
Globe investment
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03

Net gearing **32%**

Net debt: EBITDA **1.5X**

EBITDA: net interest cover **14X**

Dividend payout range increased at Q2 FY03 ✓

SingTel – "Best Managed Company"*

SingTel

yes' OPTUS

egional mobile

Free cash flow**	$355m
Operational EBITDA growth	36%
Earnings contribution****	68%

Blue chip growth stock

Double digit earnings growth****	121%
Strong free cash flow** growth	25%

* Euromoney Dec 2003 "8th Asian Companies Survey"

** Operating cash less capex

*** Excluding exceptionals

**** NPAT before goodwill

Tel

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - FINANCIAL RESULTS PRESENTATION - Q3 FY04 : QUARTER ENDED 31 DECEMBER 2003

Attached are the slides on Singapore Telecommunications Limited Group's Financial Results for the quarter ended 31 December 2003.

Q3FY04slides.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/02/2004 to the SGX